FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of February 2010
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

A STEADY QUARTER WITH IMPROVED MARGINS
JOHANNESBURG. 18 February 2011, Gold Fields Limited (NYSE & JSE: GFI) today announced net earnings excluding gains and losses on foreign exchange, non-recurring items and share of gain or loss of associates after royalties and taxation for the December 2010 quarter of R1,475 million compared with earnings of R1,016 million and R1,022 million in the September 2010 and December 2009 quarters respectively. In US dollar terms net earnings excluding gains and losses on foreign exchange, non-recurring items and share of gain or loss of associates after royalties and taxation for the December 2010 quarter were US$211 million, compared with earnings of US$138 million and US$135 million for the September 2010 and December 2009 quarters respectively. A net loss of R777 million (US$106 million) was incurred due to the cost of a number of empowerment transactions completed in the quarter.
December 2010 quarter salient features:
  • Net earnings per share excluding gains and losses on foreign exchange, non-recurring items and share of gain or loss of associates after royalties and taxation increased by 43 per cent from 144 cents per share to 206 cents per share;
  • Group attributable gold production similar to last quarter at 898,000 ounces;
  • Lowest coupon dollar bond ever issued by South African corporate;
  • Total cash cost down from R164,898 per kilogram (US$697 per ounce) to R161,894 per kilogram (US$728 per ounce);
  • NCE margin up 2 per cent to 20 per cent;
  • 2014 equity empowerment requirements completed and fully accounted for; and
  • Growth pipeline gathering momentum.
As a result of the change in year-end from June to December, a final dividend for the six months ended 31 December 2010 of 70 SA cents per share is payable on 14 March 2011.
Statement by Nick Holland, Chief Executive Officer of Gold Fields:
“Gold production of 898,000oz in the December 2010 quarter was in line with annual guidance provided in August 2010. All of our regions again contained and reduced costs. In the South Africa region alone more than R100 million of cost savings were delivered. In the West Africa,
South America and Australasia regions costs in the home currencies were in line with the previous quarter.
Lower costs also enabled Gold Fields to generate almost R1 billion
(US$136 million) in cash this quarter and, combined with higher quarter-
on-quarter gold prices, lifted the Group NCE margin to 20 per cent in the
December quarter from 18 per cent in the September quarter. NCE is the margin generated by the business after all operating costs, capital expenditure (growth and sustaining) and near mine exploration costs.
The higher NCE margin was achieved in spite of the rand and Australian dollar strengthening by six per cent and nine per cent respectively against the US dollar during the quarter. It is note-worthy that we have achieved an NCE margin of 20 per cent within a year of setting ourselves that goal. We intend to consolidate these initial gains and position the Group to generate sustainable margins at a range of long-
term gold prices.
Despite our sound operational performance, the five fatalities reported during the quarter are a severe setback in our journey towards Zero
Harm at our mines. We will step-up our efforts to improve our safety performance. Nonetheless, our initiatives are bearing fruit since our fatalities and serious injuries continue to trend downwards; fatalities have reduced from 31 in calendar 2008 to 26 in calendar 2009 to 18 last year, of which 17 occurred in South Africa. We are determined to continue reducing the safety risks at our operations and further reduce the number of fatalities this year.
The integration and rationalisation of the Kloof, Driefontein and South
African regional management teams at our South Africa legacy mines has been implemented and resulted in a flatter management structure, which should lead to a greater focus on operational efficiencies.
Production at South Deep improved quarter on quarter despite the week-long strike at the mine in November. South Deep continued to achieve key milestones, with the partial installment of the head-gear on the ventilation shaft during December being a case in point. The mines in our international regions continued to show strong financial and operational performances. Damang reported quarterly production of
60koz as the new secondary crusher approached full capacity, while St
Ives achieved a long-term target of 125koz in the December quarter, which annualises to 500koz.
Our growth strategy continues to gather momentum. The Far South
East joint venture project in the Philippines has been resourced and underground drilling has commenced, while drilling and feasibility work continues at the Chucapaca project in Peru. Our ongoing drilling campaign at the 85 per cent owned Yanfolila project in Mali confirms the existence of a number of high grade outcropping shoots within close proximity of each other on the southern part of the property.
Metallurgical test work on a new process continued at the 12moz Arctic
Platinum poly-metallic deposit in Finland to determine whether metals as opposed to concentrates can be produced on site at higher recoveries, thus improving the economics of this project. We hope that we will be able to make construction decisions on all four of these projects within the next 18 to 24 months. These exciting projects will help us to achieve our goal of having 5moz either in production or in development by 2015.
Shareholders approved the terms of our three empowerment
transactions at the Special General Meeting held in November. The deals, which include an Employee Share Option plan for 10.75 per cent of GFIMSA, have been completed and enabled us to achieve our 2014 equity empowerment target. At the AGM, Dr Mamphela Ramphele took over the Chair of Gold Fields from Alan Wright, who had served the company with distinction for over 40 years.”
Stock data
JSE Limited – (GFI)
Number of shares in issue
Range - Quarter
ZAR105.00 – ZAR125.90
- at end December 2010
720,796,887
Average Volume - Quarter
1,839,490 shares / day
- average for the quarter
715,825,482
NYSE – (GFI)
Free Float
100 per cent
Range - Quarter
US$15.03 – US$18.09
ADR Ratio
1:1
Average Volume - Quarter
3,683,738 shares / day
Bloomberg / Reuters
GFISJ / GFLJ.J

1 I GOLD FIELDS RESULTS
Certain forward looking statements
Certain statements in this document constitute “forward looking statements” within the meaning of Section 27A of the US Securities
Act of 1933 and Section 21E of the US Securities Exchange Act of 1934.
Such forward looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the company to be materially different from the future results, performance or achievements expressed or implied by such forward looking statements. Such risks, uncertainties and other important factors include among others: economic, business and political conditions in South Africa, Ghana, Australia, Peru and elsewhere; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, exploration and development activities; decreases in the market price of gold and/or copper; hazards associated with underground and surface gold mining; labour disruptions; availability terms and deployment of capital or credit; changes in government regulations, particularly environmental regulations; and new legislation affecting mining and mineral rights; changes in exchange rates; currency devaluations; inflation and other macro-economic factors, industrial action, temporary stoppages of mines for safety and unplanned maintenance reasons; and
the impact of the AIDS crisis in South Africa. These forward looking statements speak only as of the date of this document.
The company undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.
Health and safety
We regret to report that five fatalities occurred at the South Africa region during the quarter. Three accidents were due to gravity fall of ground incidents and two were related to tramming accidents.
In comparison with the previous quarter, the Group’s fatal injury frequency rate improved from 0.18 to 0.12. The lost day injury frequency rate and the days lost frequency rate were similar quarter on quarter at 4.35 and 194 respectively. The serious injury frequency rate improved by 31 per cent from 2.54 to 1.75.
The newly formed Kloof/Driefontein Complex (“KDC”) achieved 1 million fatality free shifts, with Kloof Main shaft achieving a milestone of 1.5 million fatality free shifts. The strategy of engineering out the risk in the South Africa region and ensuring compliance to standards and procedures continues to be core to improving safety. The progress with implementing engineering controls to reduce the risk at source has improved the risk profile of the mines. This was achieved through installation of in-stope netting, pre-conditioning of stope panels which is now standard and installation of additional support.
Compliance to standards is being driven by management and
supervisors with the help of technical experts, while action is taken against non-compliance.
Definitions
Lost Day Injury (LDI) takes into account any injury occurring in the workplace where a person is unable to attend a full shift due to his injury at any time following the injury.
Days Lost takes into account the number of days lost due to injuries recorded.
Serious Injury takes into account, any injury where a person is defined as an LDI but unable to return to work within 14 days of their injury occurring
.
Financial review
Quarter ended 31 December 2010 compared with quarter
ended 30 September 2010
Revenue
Attributable gold production decreased by 1 per cent from 908,000 ounces in the September quarter to 898,000 ounces in the December quarter. At the South African operations, production decreased by 2 per cent from 497,000 ounces to 485,000 ounces. Attributable gold production at the West African operations decreased by 2 per cent from 172,000 ounces to 169,000 ounces. Attributable equivalent gold production at the South American operation decreased by 13 per cent from 86,000 ounces to 75,000 ounces. At the Australian operations, gold production increased by 10 per cent from 153,000 ounces to
169,000 ounces.
SOUTH AFRICAN RAND
Key statistics
UNITED STATES DOLLARS
Six months to
Quarter
Quarter
Six months to
Dec
2009
Dec
2010
Dec
2009
Sep
2010
Dec
2010
Dec
2010
Sep
2010
Dec
2009
Dec
2010
Dec
2009
56,145
56,183
27,981     28,232         27,951   kg
Gold produced* oz (000)
898
908          900
1,806
1,806
147,495
163,416
147,648   164,898        161,894   R/kg                     Total cash
                       $/oz
728
697          613
712
600
212,277
240,910
216,830   238,348        243,506   R/kg
Notional cash expenditure $/oz
1,094
1,007          900
1,049
863
27,576
29,008
14,017     14,510         14,498   000                  Tonnes /treated                   000
14,498
14,510     14,017
29,008
27,576
252,464
296,545
263,828   289,329        303,958   R/kg                    Revenue                       $/oz
1,366
1,223       1,096
1,292
1,026
338
352
333           357            348   R/tonne           Operating costs              $/tonne
50
48            44
49
44
6,265
8,161
3,478        3,921         4,240   Rm                  Operating profit                    $m
610
533          463
1,143
819
40
45
43             43             46   %                    Operating margin                   %
46
43            43
45
40
16
19
18             18             20   %                       NCE
margin                       %
20
18            18
19
16
2,416
(76)
1,409          701
(777)    Rm
Net (loss)/earnings
$m
(106)
95          187
(11)
316
343
(11)
200            99
(110)    SA c.p.s.
US c.p.s.
(15)
13            27
(2)
45
1,833
(77)
1,381          699
(776)    Rm
Headline (loss)/earnings
$m
(106)
95          182
(11)
240
260
(11)
196            99
(110)    SA c.p.s.
US c.p.s.
(15)
13            26
(2)
34
1,647
2,491
1,022       1,016      1,475       Rm
Net earnings excluding gains
and losses on foreign
exchange, financial
instruments, non-recurring
items and share of
profit/(loss) of associates
after royalties and taxation
$m
211
138         135
349
215
234
350
145           144         206      SA c.p.s.
US c.p.s.
29
20            20
49
31
* All of the key statistics given above are managed figures, except for gold produced which is attributable equivalent production.
All operations are wholly owned except for Tarkwa and Damang in Ghana (71.1 per cent) and Cerro Corona in Peru (80.7 per cent).
Gold produced (and sales) throughout this report includes copper gold equivalents of approximately 6 per cent.

GOLD FIELDS RESULTS I 2
At the South Africa region, gold production in the December quarter at both KDC and Beatrix was 4 per cent lower than the September quarter at 310,600 ounces (9,661 kilograms) and 99,000 ounces
(3,080 kilograms) respectively. This was mainly due to lower volumes mined and processed at KDC and lower underground grades and
volumes mined at Beatrix. At South Deep, production increased by 7 per cent from 70,700 ounces (2,198 kilograms) to 75,500 ounces
(2,349 kilograms) due to improved mining volumes.
At the West Africa region, managed gold production at Tarkwa decreased by 5 per cent to 176,600 ounces for the quarter mainly due to decreased heap leach throughput and a lower CIL head grade. At
Damang, gold production increased by 7 per cent from 56,500 ounces to 60,400 ounces, with the newly installed secondary crusher allowing more higher grade ore to be processed.
At the South America region, production at Cerro Corona decreased by 11 per cent from 105,800 equivalent ounces in the September quarter to 93,700 equivalent ounces in the December quarter. This decrease was due to planned lower plant throughput, lower gold head grade and a reduction in metal recoveries.
At the Australasia region, Agnew has reverted back to historical levels of production with gold production increasing by 25 per cent to 44,300 ounces, due to an increase in yield and underground volumes. At St
Ives, gold production increased by 6 per cent from 117,900 ounces to
125,100 ounces mainly due to an increase in underground tonnes.
The average quarterly US dollar gold price achieved increased from
US$1,223 per ounce in the September quarter to US$1,366 per ounce in the December quarter. The average rand/US dollar exchange rate at R6.92 was 6 per cent stronger than the September quarter level of
R7.36 and the average Australian dollar strengthened 9 per cent from
90 cents to 98 cents to the US dollar. The resultant rand gold price increased from R289,329 per kilogram to R303,958 per kilogram. The stronger Australian dollar mostly offset the stronger US dollar gold price, resulting in the Australian dollar gold price being similar quarter on quarter at A$1,384 per ounce.
Revenue increased from R9,053 million (US$1,230 million) in the
September quarter to R9,255 million (US$1,334 million) in the
December quarter due to the higher gold price received.
Operating costs
Net operating costs decreased from R5,132 million (US$697 million) in the September quarter to R5,015 million (US$724 million) in the
December quarter. Total cash cost decreased from R164,898 per kilogram (US$697 per ounce) to R161,894 per kilogram (US$728 per ounce).
At the South Africa region, operating costs decreased by 4 per cent from R3,075 million (US$418 million) to R2,964 million (US$428 million) mainly due to cost reductions through business restructuring of R66 million (US$10 million) as well as lower electricity charges.
Total cash cost at the South African operations decreased by 1 per cent from R195,627 per kilogram (US$827 per ounce) to R194,115 per kilogram (US$872 per ounce).
At the West Africa region, operating costs including gold-in-process movements, decreased by 3 per cent from US$143 million (R1,051 million) in the September quarter to US$139 million (R960 million) in the December quarter despite increases in power costs. Total cash cost at the West African operations decreased from US$616 per ounce in the September quarter to US$540 per ounce in the
December quarter due to the reduced operating cost base combined with a once-off royalty credit adjustment.
At Cerro Corona in South America, operating costs including gold-in-
process movements amounted to US$37 million (R252 million), which was US$2 million less than the September quarter. Total cash cost at
Cerro Corona increased from US$354 per ounce in the September quarter to US$449 per ounce in the December quarter as a
consequence of the lower production.
At the Australasia region, operating costs including gold-in-process movements increased from A$109 million (R716 million) to A$124 million (R840 million). At St Ives, net operating costs increased by
A$11 million to A$95 million mainly due to the increase in production.
At Agnew, operating costs were A$3 million higher than the previous quarter at A$28 million due to the increased production and increased mining equipment maintenance costs. Total cash cost for the region decreased from A$735 per ounce (US$658 per ounce) to A$731 per ounce (US$719 per ounce).
Operating margin
The net effect of the changes in revenue and costs, after taking into account gold-in-process movements, was a 8 per cent increase in operating profit from R3,921 million (US$533 million) in the September quarter to R4,240 million (US$610 million) in the December quarter .
The Group operating margin was 46 per cent compared with 43 per cent in the September quarter. The margin at the South African operations increased from 31 per cent to 35 per cent. At the West
African operations the margin increased from 52 per cent to 57 per cent. At Cerro Corona in South America the margin was 72 per cent compared with 71 per cent in the previous quarter, while at the
Australian operations the margin was 48 per cent, similar to the 47 per cent achieved in the previous quarter.
Amortisation
Amortisation decreased from R1,443 million (US$196 million) in the
September quarter to R1,334 million (US$193 million) in the
December quarter. This was mainly due to an estimate adjustment at
Tarkwa during the quarter. Amortisation at the remaining mines was in line with production.
Other
Net interest paid of R65 million (US$9 million) in the December quarter compares with net interest paid of R70 million (US$10 million)
in the September quarter. In the December quarter interest paid of
R140 million (US$20 million) was partly offset by interest received of
R56 million (US$8 million) and interest capitalised of R19 million
(US$3 million). This compares with interest paid of R120 million
(US$16 million), partly offset by interest received of R35 million (US$4 million) and interest capitalised of R15 million (US$2 million) in the
September quarter. The higher interest received in the December quarter was due to higher cash balances in the December quarter.
The share of gain of associates after taxation of R11 million (US$1 million) in the December quarter compares with a loss of R218 million
(US$30 million) in the September quarter. The December quarter includes R7 million (US$1 million) relating to a translation adjustment on Rusoro and R4 million (US$0 million) gains from the Group’s 34.9 per cent interest in Rand Refinery. In the September quarter R236 million (US$32 million) related to a translation loss as a result of
Rusoro applying hyper inflation accounting to its investments in
Venezuela, and R18 million (US$2 million) related to gains from Rand
Refinery.
The gain on foreign exchange of R1 million (US$0 million) in the
December quarter compares with a loss of R11 million (US$2 million)
in the September quarter. These exchange differences relate to the conversion of offshore cash holdings into their functional currencies.
The gain on financial instruments of R10 million (US$1 million) in the
December quarter, compares with a loss of R3 million (US$0 million)
in the September quarter. The December quarter relates to a positive valuation of listed warrants. The loss in the September quarter related to losses on outstanding US$/ZAR and A$/ZAR forward cover
contracts. Refer to page 18 of this report for more detail.
Share based payments of R74 million (US$11 million) was R45 million
(US$5 million) lower than the September quarter’s R119 million
(US$16 million) due to forfeiture adjustments in the December quarter.
Other costs increased from R24 million (US$3 million) in the
September quarter to R80 million (US$11 million) in the December quarter. This increase was mainly due to a write-off of costs incurred on the Abosso Deeps feasibility study at Damang of R22 million
(US$3 million).

3 I GOLD FIELDS RESULTS
Exploration
Exploration expenditure increased from R124 million (US$17 million)
in the September quarter to R223 million (US$32 million) in the
December quarter attributable primarily to:
i)    increased expenditure at Chucapaca of R36 million (US$5
million). Expenditure for the quarter amounted to R48 million
(US$7 million);
ii)    increased expenditure at Far South East (FSE) of R21 million
(US$3 million). Expenditure for the quarter amounted to R21
million (US$3 million); and
iii)    increased expenditure at Yanfolila of R14 million (US$2 million).
Expenditure for the quarter amounted to R28 million (US$4
million).
The balance of the increase was due to increased exploration activity across all projects. Refer to the exploration and corporate
development section of this report for more detail of exploration activities.
Feasibility and evaluation costs
Feasibility and evaluation costs of R66 million (US$9 million) were incurred in the December quarter compared to Rnil (US$nil) in the
September quarter. R43 million (US$6 million) was incurred at the
Chucapaca project in Peru and R23 million (US$3 million) was incurred at the Far South East (FSE) project in the Philippines.
No feasibility and evaluation costs were incurred at these two projects in the September quarter due to work programmes only beginning in the December quarter.
Non-recurring items
The non-recurring items in the December quarter of R2,329 million
(US$327 million) were mainly as a result of a series of empowerment transactions which included share-based payments for the Employee
Share Option plan of R1.2 billion (US$172 million), share-based payments for the South Deep transaction of R825 million (US$116 million), share-based payments for the GFIMSA transaction of R73 million (US$10 million), voluntary separation packages of R95 million
(US$13 million) and business process re-engineering and
restructuring costs of R84 million (US$12 million) at all our operations.
Refer to empowerment transactions on page 12 for more detail.
The non-recurring items in the September quarter of R138 million
(US$19 million) were mainly as a result of voluntary separation packages of R118 million (US$16 million) and costs incurred of R24 million (US$3 million) on business process re-engineering and restructuring at the South African, Ghanaian and Australian operations partly offset by profit on the sale of assets and investments of R4 million (US$0 million).
Royalties
Government royalties decreased from R218 million (US$30 million) in the September quarter to R92 million (US$14 million) in the December quarter. The decrease was due to the once-off royalty credit adjustment at the Ghanaian operations.
Taxation
Taxation for the quarter amounted to R561 million (US$81 million)
compared with R632 million (US$86 million) in the September quarter.
Normal taxation increased from R459 million (US$62 million) to R680 million (US$97 million) in line with the increase in taxable profit.
Deferred taxation moved from a charge of R172 million (US$23 million) in the September quarter to a credit of R119 million (US$16 million) in the December quarter. This movement was due to a R377 million (US$53 million) credit as result of a decrease in the deferred taxation rate at the South African operations.
In South Africa the mining operations are taxed on a variable rate that increases as profitability increases. The tax rate used to calculate deferred tax is based on the Group’s current estimate of future profitability when temporary differences will reverse.
Earnings
Net loss attributable to ordinary shareholders amounted to R777 million (US$106 million) or 110 SA cents per share (US$0.15 per share), compared with a net profit of R701 million (US$95 million) or
99 SA cents per share (US$0.13 per share) in the September quarter.
Headline losses i.e. losses excluding the after tax effect of asset sales, impairments and the sale of investments, amounted to R776 million (US$106 million) or 110 SA cents per share (US$0.15 per share), compared with headline earnings of R699 million (US$95 million) or 99 SA cents per share (US$0.13 per share) in the
September quarter.
Earnings excluding non-recurring items as well as gains and losses on foreign exchange, financial instruments and gains or losses of associates after royalties, taxation amounted to R1,475 million
(US$211 million) or 206 SA cents per share (US$0.29 per share), compared with earnings of R1,016 million (US$138 million) or 144 SA cents per share (US$0.20 per share) reported in the September quarter, an increase of 45 per cent.
Cash flow
Cash inflow from operating activities for the quarter amounted to
R3,889 million (US$557 million), compared with R2,251 million
(US$308 million) in the September quarter. This quarter on quarter increase of R1.6 billion (US$249 million) was mainly due to higher operating profit, positive movements in working capital and lower royalties and taxation paid. The release of working capital of R802 million (US$109 million) in the December quarter compares with an investment into working capital of R753 million (US$102 million) in the
September quarter.
Dividends of R149 million (US$20 million) were paid to non-controlling interest holders at Tarkwa and Damang in the December quarter, compared with dividends paid to ordinary shareholders of R494 million
(US$67 million) in the September quarter.
Capital expenditure increased from R2,225 million (US$302 million) in the September quarter to R2,414 million (US$347 million) in the
December quarter.
At the South Africa region, capital expenditure decreased from R1,317 million (US$179 million) in the September quarter to R1,257 million
(US$182 million) in the December quarter mainly due to lower capital expenditure at KDC. Capital expenditure at South Deep amounted to
R511 million (US$74 million) in the December quarter compared with
R492 million (US$67 million) in the September quarter, with the majority of the expenditure on development and the ventilation shaft deepening and infrastructure. Expenditure on ore reserve
development (ORD) was R8 million less at R485 million. KDC’s ORD decreased from R396 million to R387 million and Beatrix’s ORD increased from R97 million to R98 million quarter on quarter.
At the West Africa region, capital expenditure increased from US$74 million to US$99 million due to expenditure on mining fleet and equipment at Damang as we transition to owner mining. In South
America, at Cerro Corona, capital expenditure increased from US$11 million to US$20 million due to timing of project expenditure.
At the Australia region, capital expenditure increased from A$42 million to A$44 million for the quarter. At Agnew, capital expenditure increased from A$11 million to A$16 million mainly due to a new ventilation system and new fans at the Waroonga underground mine.
St Ives decreased from A$31 million to A$28 million. The majority of capital was spent on exploration and mine development.
Payment for FSE of R371 million (US$54 million) included R69 million
(US$10 million) paid in option fees to Lepanto Consolidated Mining
Company and R302 million (US$44 million) as a non-refundable down-payment to Liberty Express Assets in accordance with the agreement concluded in 2010 whereby Gold Fields has an option to acquire 60 per cent of the FSE project.
Purchase of investments of R43 million (US$6 million) mainly relates to 1.6 million shares acquired in Atacama Pacific Gold Corporation of

GOLD FIELDS RESULTS I 4
R31 million (US$4 million) and a R12 million (US$2 million) loan made to one of the Group’s mining contractors at St Ives secured against their mining equipment.
Net cash inflow from financing activities in the December quarter amounted to R358 million (US$55 million). Loans received in the
December quarter amounted to R6.8 billion (US$986 million) as a result of the bond issue on 7 October 2010. Loans repaid amounted to R6.5 billion (US$941 million), consisting primarily of an offshore facility of R3.4 billion (US$500 million), R2.6 billion (US$370 million) of the South African commercial paper programme, R290 million (US$42 million) of working capital loans and a partial repayment of the non-
recourse term loan at Cerro Corona of R68 million (US$10 million).
Net cash inflow for the December quarter at R1,177 million (US$172 million) compared with R717 million (US$107 million) in the
September quarter. After accounting for a negative translation adjustment of R27 million (positive US$24 million) on offshore cash balances, the net cash inflow for the December quarter was R1,151 million (US$196 million). The cash balance at the end of December was R5,464 million (US$810 million) compared with R4,313 million
(US$614 million) at the end of September.
Notional cash expenditure (NCE)
Notional cash expenditure is defined as operating costs (including general and administration) plus capital expenditure, which includes brownfields exploration, and is reported on a per kilogram and per ounce basis – refer to the detailed table on page 24 of this report.
NCE per ounce influences how much free cash flow is available in order to pay taxation, interest, greenfields exploration and dividends.
NCE margin is defined as the difference between revenue per ounce and NCE per ounce expressed as a percentage.
The NCE for the Group for the December quarter amounted to
R243,506 per kilogram (US$1,094 per ounce) compared with
R238,348 per kilogram (US$1,007 per ounce) in the September
quarter. The NCE margin for the Group improved from 18 per cent to
20 per cent.
In the South Africa region, NCE decreased from R284,118 per
kilogram (US$1,201 per ounce) to R279,715 per kilogram (US$1,257 per ounce). The NCE margin of 7 per cent in the December quarter compares with 1 per cent in the September quarter. The higher margin was due to the decrease in operating cost and capital expenditure and a higher rand gold price received. The overall NCE margin is impacted by the ongoing funding of the South Deep growth project. The NCE excluding South Deep decreased from R256,433 per kilogram (US$1,084 per ounce) in the September quarter to
R252,202 per kilogram (US$1,134 per ounce) in the December
quarter. The NCE margin excluding South Deep of 16 per cent in the
December quarter compares with 11 per cent in the September
quarter.
In the West Africa region, NCE increased from US$883 per ounce to
US$1,009 per ounce and the NCE margin decreased from 28 per cent to 26 per cent due to the lower production and increased capital expenditure at Damang linked to the move to owner mining.
In the South America region, NCE increased from US$456 per ounce in the September quarter to US$650 per ounce in the December quarter due to the decreased production and increased capital expenditure. The NCE margin decreased from 64 per cent to 54 per cent.
In the Australia region, NCE reduced from A$1,062 per ounce
(US$951 per ounce) in the September quarter to A$986 per ounce
(US$970 per ounce) in the December quarter due to the increased production resulting in an improved NCE margin of 29 per cent compared with 22 per cent.
Balance sheet (Investments and net debt)
Investments increased from R885 million (US$126 million) at 30
September 2010 to R1,079 million (US$160 million) at 31 December
2010. This was mainly due to a positive marked to market valuation of the listed investments.
Net debt (long-term loans plus current portion of long-term loans less cash and deposits) decreased by 22 per cent from R5,076 million
(US$722 million) in the September quarter to R3,974 million (US$589 million) in the December quarter, as a result of positive cash generated in the December quarter.
Detailed and operational review
Cost and revenue optimisation initiatives through
Business Process Re-engineering
The Business Process Re-engineering programme (BPR) commenced during the second half of 2010. The BPR involves a review of the mines’ underlying organisational structures as well as the operational production processes from the stope to the mill. The objective is to introduce a new business blueprint, together with an appropriate organisational structure, which will support sustainable gold output at an NCE margin of 20 per cent in the short to medium term and 25 per cent in the longer term.
South Africa region
The BPR underpins the suite of M projects under Project 500 which was established during financial 2008 for delivering optimised cost and revenue results over a three year period.
Stoping full potential (Project 1M)
Project 1M is a productivity initiative that aims to improve quality mining volumes by increasing the face advance by between 5 and 10 per cent per annum. The BPR Stoping full potential project aims to enable the delivery of full potential at every workface by introducing standardised reporting and practices and eliminating constraints.
This is being achieved through the following key improvement initiatives:
• Implementation of a daily performance management routine and a suite of tools to minimise lost blasts;
•  Acceleration of equipping of panels; and
•  Introduction of new panel tracker initiative to improve section flexibility and sustainable production. This will be achieved through detailed planning and scheduling of individual panels and crews for 18 months ahead.
Average face advance regressed slightly from 6.8 metres to 6.7 metres in the December quarter. Focus continued on safety,
improvement of flexibility and panel availability. The BPR Stoping full potential, amongst others, aims to improve on quality volume addressing the key constraints which affect productivity on a shaft by shaft basis.
Developing full potential (Project 2M)
Project 2M is a technology initiative aimed at mechanising all flat-end development (i.e. development on the horizontal plane) at the long-life shafts of Driefontein, Kloof and Beatrix. South Deep is excluded as it is already a fully mechanised mine. The aim of the project is to improve safety and productivity, reduce development costs and increase ore reserve flexibility through higher monthly advance rates.
For the December quarter, 73.8 per cent of flat-end metres were advanced by mechanised means at the long life shafts at KDC and
Beatrix compared with 67.6 per cent in the September quarter. This improvement was largely achieved by an additional 5 rigs on average in service during the past quarter increasing the number of operational rigs from 49 to 54. Work is also on-going to address constraints to enable reductions in the lost blast rate as well as to increase advance per blast, with particular focus on enhancing the efficiency of the cleaning cycle and improving logistics.
NCE full potential (Project 3M)
Project 3M focused on optimised spend in specified categories. The
BPR NCE full potential project focuses on all categories of spend.

5 I GOLD FIELDS RESULTS
The first phase of the BPR initiatives, which commenced in the second half of calendar 2010 at KDC and Beatrix in South Africa was concluded at the end of December 2010 and between R500 million and R1.0 billion of cost reductions have been scheduled over the next
12 to 24 months. Our intent with BPR in calendar 2011 is to mitigate as much as is feasible of the anticipated mining inflation increases.
Although the BPR programme is still work in progress, cost reductions of R173 million have been achieved for the six months to December.
In this first phase of re-organising the operations in the South Africa region, the Driefontein and Kloof operations have successfully been combined into one entity whose senior management structures have been merged into a new management team with the primary role of servicing the new Kloof/Driefontein complex (KDC), but which also has governance oversight across the South Africa region. The team is now based at the combined mine complex situated at Libanon
Business park in close proximity to KDC and South Deep.
•   Six operating business units at the Kloof and Driefontein mines have been established and are being bedded down and are
operating as standalone business units effectively from this quarter. The new operating units are:
o
Driefontein 1 and 5 shafts
o
Driefontein 2 and 4 shafts
o
Driefontein 6, 7, 8 and 10 shafts
o Kloof 3 and 4 shafts
o
Kloof Main, 7, 8 and 10 shafts,
o
Reef and waste plants.
•   The strategic management office which was established during the quarter began focusing on the second phase of the BPR
process. This process includes identifying and delivering on further potential cost savings as well as launching the Shaft Full potential programme which is designed to increase safe quality volume, further improving the NCE margin.
The South Africa region will now consist of three operations, namely the KDC, Beatrix and South Deep. The revision of the organisational design of Beatrix and South Deep, to ensure that they are fit for purpose in the new structure, will be concluded during the March 2011 quarter.
Project 4M
Project 4M focuses on the Mine Health and Safety Council (MHSC)
milestones agreed to on 15 June 2003 at a tripartite health and safety summit, comprising representatives from Government, organised labour and mining companies. The focus is on achieving occupational health and safety targets and milestones over a 10-year period. The commitment was driven by the need to achieve greater improvements in occupational health and safety in the mining industry.
One of the milestone targets is that no machine or piece of equipment may generate a sound pressure level in excess of 110dB(A) after
December 2013. In order to achieve this target the company is focusing on reducing the noise at source and enforcing the use of personal protective equipment. Good progress has been made and, by the end of the quarter, 99.2 per cent of equipment measured was below 110dB(A).
Silicosis remains one of the biggest health risks associated with the gold mining industry. In order to meet the silicosis targets the company has several interventions in place, which include:
•    the upgrading of tip filters by replacing complete unit installations or the installation of additional first stage pre-filtration systems to increase dust filtration efficiency and to remove larger particles of dust before they enter the primary dust filtration unit (92.4 per cent implementation to date across the region);
•    the use of foggers to trap dust particles liberated from tipping points before dust enters the main air stream (83 per cent
implementation to date across the region);
•    footwall treatment to bind dust on the footwall and prevent it from being liberated into the intake air ways (100 per cent
implementation to date across the region); and0
•   installation of tip doors. The tip doors are installed into the tipping points and remain closed when no tipping is taking place, thus reducing dust from entering the intake airways. The tip doors are spring loaded hence they are self-closing after tipping is
completed (54 per cent implementation to date across the region).
This progress should enable the Group to meet its targets. It must be noted that although footwall treatment has been completed in all identified areas, periodic retreatment is required to maintain effectiveness.
Of the individual gravimetric dust sample measurements taken during the December quarter, 97.3 per cent were below the occupational exposure limit of 0.1 milligrams per cubic metre, thus meeting the target of not less than 95 per cent of individual samples below the occupational exposure limit of 0.1 milligrams per cubic metre.
Progress against all interventions is monitored monthly.
West Africa region
At Tarkwa, the partial owner maintenance project was successfully commissioned during the quarter. The full benefit of this project is expected to impact equipment availability, productivity and life cycle cost of the mining equipment going forward. The cost saving is expected to be around US$5 million per annum. Focus for the March quarter is directed at productivity improvements and cost reductions through consumption improvement as well as price reductions in the areas of mining, processing and maintenance. In addition, a full review of contractor activities is currently in progress.
At Damang, the owner mining project is ahead of schedule. The implementation will be completed by March 2011 with full benefits to be realised in the June 2011 quarter.
Australasia region
A major focus area of the business process re-engineering at St Ives is a heap leach throughput and cost efficiency project. Other initiatives are focussed on materials consumption, use of contract labour, equipment utilisation and use of leased equipment across the site.
South Africa region
KDC
December
2010
September
2010
Gold produced - 000’oz
310.6
323.4
- kg
9,661
10,058
Yield - underground - g/t
6.6
6.6
- combined - g/t
3.8
3.8
Total cash cost - R/kg
191,088
190,863
- US$/oz
859
807
Notional cash expenditure - R/kg
253,286
261,334
- US$/oz
1,138
1,104
NCE margin - %
16
9
Gold production decreased from 323,400 ounces (10,058 kilograms)
in the September quarter to 310,600 ounces (9,661 kilograms) in the
December quarter due to lower volumes mined and processed.
Production in the quarter was affected by unplanned crew moves due to a fire during the previous quarter, adverse environmental conditions, lack of face length flexibility and power failures.
Underground tonnes milled decreased from 1.37 million tonnes in the
September quarter to 1.35 million tonnes in the December quarter due to a decrease in stoping volumes. Underground yield at 6.6 grams per tonne was similar to the previous quarter and was as a result of excessive dilution due to ore handling constraints. Surface tonnes milled decreased from 1.26 million tonnes to 1.18 million tonnes due to mill downtime. Surface yield decreased from 0.8 grams per tonne to 0.7 grams per tonne due to the impact of rain on higher grade ore sources.

GOLD FIELDS RESULTS I 6
Main development increased marginally from 11,955 metres to 11,976 metres and on-reef development increased by 4 per cent from 1,979 metres to 2,058 metres. The average development value decreased from 2,106 centimeter grams per tonne in the September quarter to
1,868 centimeter grams per tonne in the December quarter, due to lower Carbon Leader and Middelvlei Reef values.
Operating costs decreased from R1,949 million (US$265 million) to
R1,861 million (US$269 million). This decrease was mainly due to
BPR initiatives, a decrease in employees in service and lower electricity charges, partially offset by an increase in stores cost. Total cash cost was well contained at R191,088 per kilogram (US$859 per ounce) similar to the previous quarter’s R190,863 per kilogram
(US$807 million).
Operating profit increased from R948 million (US$129 million) in the
September quarter to R1,057 million (US$152 million) in the
December quarter.
Capital expenditure decreased from R680 million (US$92 million) to
R586 million (US$85 million) due to lower spend on various projects including the Driefontein historical tailings dam project.
Notional cash expenditure decreased from R261,334 per kilogram
(US$1,104 per ounce) in the September quarter to R253,286 per kilogram (US$1,138 per ounce) in the December quarter mainly as a result of the lower cost and capital expenditure. The NCE margin increased from 9 per cent to 16 per cent.
The estimate for calendar 2011 is as follows:
• Gold produced – between 38,500 kilograms and 40,500 kilograms
(between 1,238,000 ounces and 1,302,000 ounces)
• Total cash cost* at R200,000 per kilogram (US$870 per ounce).
• Notional cash expenditure* at R250,000 per kilogram (US$1,090 per ounce).
* Based on an exchange rate of US$1 = R7.14.
Beatrix
December
2010
September
2010
Gold produced - 000’oz
99.0
102.9
- kg
3,080
3,202
Yield - underground
- g/t
4.4
4.5
- combined
- g/t
3.0
3.4
Total cash cost - R/kg
192,630
191,599
- US$/oz
866
810
Notional cash expenditure - R/kg
248,799
241,037
- US$/oz
1,118
1,019
NCE margin - %
17
16
Gold production decreased from 102,900 ounces (3,202 kilograms) in the September quarter to 99,000 ounces (3,080 kilograms) in the
December quarter. This was mainly due to health and safety
stoppages by management. This followed the fatal accidents at North
Section and South Section during the quarter which resulted in lower volumes.
Underground tonnes milled decreased from 686,000 tonnes to
666,000 tonnes and the underground yield decreased marginally from
4.5 grams per tonne to 4.4 grams per tonne. Surface gold increased from 126 kilograms to 155 kilograms as a result of milling 362,000 tonnes of surface low grade material this quarter compared with
251,000 tonnes in the September quarter.
Main development decreased from 6,486 metres in the September quarter to 6,192 metres in the December quarter as planned. The on-
reef development decreased from 1,850 metres to 1,622 metres and the average main development value increased from 961 centimeter grams per tonne in the September quarter to 1,044 centimeter grams per tonne in the December quarter, mainly due to the value variability of the zones being developed.
Operating costs decreased from R627 million (US$85 million) in the
September quarter to R606 million (US$88 million) in the December quarter. This decrease was mainly due to lower electricity costs. Total cash cost increased marginally from R191,599 per kilogram (US$810 per ounce) to R192,630 per kilogram (US$866 per ounce).
Operating profit increased from R294 million (US$40 million) in the
September quarter to R322 million (US$46 million) in the December quarter.
Capital expenditure increased from R145 million (US$20 million) to
R160 million (US$23 million) with the majority spent on infrastructure upgrades and ore reserve development.
Notional cash expenditure increased from R241,037 per kilogram
(US$1,019 per ounce) in the September quarter to R248,799 per kilogram (US$1,118 per ounce) in the December quarter due to lower production and higher capital expenditure. The NCE margin
increased from 16 per cent to 17 per cent.
The estimate for calendar 2011 is as follows:
• Gold produced – between 11,500 kilograms and 12,000 kilograms
(between 370,000 ounces and 386,000 ounces)
• Total cash cost* at R205,000 per kilogram (US$890 per ounce)
• Notional cash expenditure* at R255,000 per kilogram (US$1,100 per ounce).
* Based on an exchange rate of US$1 = R7.14.
South Deep project
December
2010
September
2010
Gold produced - 000’oz
75.5
70.7
- kg
2,349
2,198
Yield - underground - g/t
5.1
5.9
- combined - g/t
3.9
4.4
Total cash cost - R/kg
208,514
223,294
- US$/oz
937
944
Notional cash expenditure - R/kg
428,948
451,137
- US$/oz
1,928
1,907
NCE margin - %
(42)
(57)
Gold production at South Deep increased from 70,700 ounces (2,198 kilograms) in the September quarter to 75,500 ounces (2,349
kilograms) in the December quarter, due to higher underground mining volumes. This increase in production was achieved despite a
10 day strike during November 2010. December production set a new mechanised mining record of 164,000 reef tonnes broken, primarily due to increased production from long hole stoping and benching.
Underground ore processed increased from 370,000 tonnes in the
September quarter to 442,000 tonnes in the December quarter. Total tonnes milled, which included 89,000 tonnes of surface sources and
75,000 tonnes of off-reef development, increased from 495,000 tonnes in the September quarter to 606,000 tonnes in the December quarter. Yield decreased from 5.9 grams per tonne in the September quarter to 5.1 grams per tonne in the December quarter mainly due to lower production from the higher grade 95 3 West area due to the temporary unavailability of the associated ore pass system due to maintenance being performed.
Development increased from 2,982 metres to 3,096 metres for the
December quarter. The new mine capital development in phase 1, sub 95 level, decreased by 3 per cent for the December quarter from
935 metres to 908 metres. Development in the current mine areas above 95 level increased from 1,774 metres to 1,987 metres.
Development below 95 level was negatively impacted by the industrial action, while current mine development improved primarily due to an

7 I GOLD FIELDS RESULTS
increase in drill rig availability and utilisation. Raiseboring decreased from 273 metres in the September quarter to 201 metres in the
December quarter as most of the major raiseboring below 95 level was close to completion. De-stress mining improved from 5,342 square metres in the September quarter to 6,975 square metres in the
December quarter.
Operating costs decreased from R499 million (US$68 million) in the
September quarter to R497 million (US$72 million) in the December quarter. This was mainly due to lower electricity costs and tight cost controls. Total cash cost decreased by 7 per cent from R223,294 per kilogram (US$944 per ounce) to R208,514 per kilogram (US$937 per ounce).
Operating profit increased from R134 million (US$18 million) in the
September quarter to R214 million (US$31 million) in the December quarter.
Capital expenditure increased from R492 million (US$67 million) in the
September quarter to R511 million (US$74 million) in the December quarter in line with the project plan. The major capital expenditure was on development, the ventilation shaft deepening and infrastructure, as well as construction of the new tailings dam facility.
Notional cash expenditure decreased from R451,137 per kilogram
(US$1,907 per ounce) in the September quarter to R428,948 per kilogram (US$1,928 per ounce) in the December quarter due to the increased production.
South Deep will continue to focus on delivering the planned
development metres, completing the Twin shaft infrastructure and the new tailings dam and increasing production and development, in line with the build-up plan.
The estimate for calendar 2011 is as follows:
• Gold produced – between 10,500 kilograms and 11,400 kilograms
(between 338,000 ounces and 367,000 ounces)
• Total cash cost* at R210,000 (US$915 per ounce)
• Notional cash expenditure* at R405,000 per kilogram (US$1,755 per ounce).
* Based on an exchange rate of US$1 = R7.14.
West Africa region
Ghana
Tarkwa
December
2010
September
2010
Gold produced - 000’oz
176.6
185.5
Yield - heap leach - g/t
0.5
0.5
- CIL plant - g/t
1.4
1.5
- combined - g/t
1.0
1.0
Total cash cost - US$/oz
517
601
Notional cash expenditure - US$/oz
893
885
NCE margin - %
35
28
Gold production decreased from 185,500 ounces in the September quarter to 176,600 ounces in the December quarter. The lower production was as a result of decreased heap leach throughput and decreased CIL head grade.
Total tonnes mined, including capital stripping, decreased from 34.2 million tonnes in the September quarter to 32.9 million tonnes in the
December quarter due to wet weather hampering mining activities.
Ore mined increased from 5.2 million tonnes to 5.6 million tonnes, due to a lower strip ratio. Mined grade was similar to the previous quarter at 1.23 grams per tonne. The strip ratio reduced from 5.54 in the
September quarter to 4.86 in the December quarter.
The total feed to the CIL plant increased from 2.79 million tonnes in the September quarter to 2.85 million tonnes in the December quarter despite power outages. Yield from the CIL plant decreased from 1.5 grams per tonne for the September quarter to 1.4 grams per tonne for the December quarter as a result of dewatering activities in the high grade Teberebie Pit as well as ore competency issues, requiring ore blending to enhance throughput at a slightly lower yield. The CIL plant produced 126,800 ounces in the December quarter compared with
133,800 ounces in the September quarter.
Total feed to the North heap leach decreased marginally from 2.08 million tonnes in the September quarter to 2.06 million tonnes in the
December quarter. The yield at the North heap leach at 0.65 grams per tonne was flat quarter on quarter. The “High Pressure Grinding
Roller” (HPGR) unit at the South heap leach processed 0.84 million tonnes, compared with 0.88 million tonnes achieved in the September quarter. The average yield of 0.38 grams per tonne from HPGR production represented a decrease of 0.01 grams per tonne against the September quarter. The heap leach process produced 49,800 ounces, compared with 51,700 ounces in the September quarter. The shortfall was attributable to increased ore hardness, resulting in lower volumes of processed feed and lower recoveries. Blending of soft ore with hard ore has been implemented at the North heap leach as a short-term mitigating strategy, ahead of the planned upgrade to the tertiary crushing circuit.
Operating costs, including gold-in-process movements, decreased from US$108 million (R791 million) in the September quarter to
US$101 million (R695 million) for the December quarter. The
decrease was mainly attributable to an increase of gold-in-process valued at US$2 million in the December quarter compared with a reduction in stockpiles in the September quarter of US$4 million, complemented by a quarter on quarter reduction in operating costs of
US$1 million. The lower operating costs were mainly as a result of the decrease in maintenance costs due to the partial implementation of owner maintenance, partly offset by the increase in power costs due to increased tariffs. Total cash cost decreased from US$601 per ounce in the September quarter to US$517 per ounce for the
December quarter, mainly as a result of a once-off royalty credit adjustment as well as the reduction in operating costs.
Operating profit increased from US$119 million (R879 million) in the
September quarter to US$141 million (R977 million) in the December quarter.
Capital expenditure decreased from US$61 million (R448 million) in the September quarter to US$56 million (R384 million) in the
December quarter, with new mining equipment, the tailings dam expansion and pre-stripping at the Teberebie, Pepe, Akontansi and
Kotraverchy cutbacks being the major items.
Notional cash expenditure increased from US$885 per ounce for the
September quarter to US$893 per ounce for the December quarter due to lower production. The NCE margin increased from 28 per cent to 35 per cent.
The estimate for calendar 2011 is as follows:
Gold produced – between 720,000 ounces and 760,000 ounces
Total cash cost at US$590 per ounce
Notional cash expenditure at US$900 per ounce.
Damang
December
2010
September
2010
Gold produced - 000’oz
60.4
56.5
Yield                                   -
g/t
1.5
1.4
Total cash cost - US$/oz
608
666
Notional cash expenditure - US$/oz
1,349
879
NCE margin - %
2
28
Gold production increased from 56,500 ounces in the September quarter to 60,400 ounces in the December quarter, assisted by the flexibility provided through the installation of the secondary crusher.

GOLD FIELDS RESULTS I 8
Total tonnes mined, including capital stripping, decreased from 3.8 million tonnes in the September quarter to 3.3 million tonnes in the
December quarter. Ore mined was similar at 1.1 million tonnes.
Operational waste was down from 2.7 million tonnes to 2.2 million tonnes in line with the mining schedule. This resulted in a strip ratio of
2.0 compared with the September quarter’s strip ratio of 2.6. Owner mining commenced during November 2010 and the project is currently one month ahead of schedule with planned completion by the end of
March 2011.
Tonnes processed increased from 1.2 million tonnes in the September quarter to 1.3 million tonnes in the December quarter and the yield improved from 1.4 grams per tonne to 1.5 grams per tonne. This was mainly due to milling higher volumes of fresh high grade ore.
Operating costs, including gold-in-process movements, increased from US$35 million (R260 million) in the September quarter to US$38 million (R264 million) in the December quarter mainly due to increased power costs, processing costs and a change in gold-in-process. Total cash cost decreased from US$666 per ounce to US$608 per ounce mainly as a result of the increased production and a once-off royalty credit adjustment.
Operating profit increased from US$34 million (R252 million) in the
September quarter to US$45 million (R310 million) in the December quarter.
Capital expenditure increased from US$13 million (R97 million) in the
September quarter to US$43 million (R305 million) in the December quarter mainly as a result of the investment in owner mining. The owner mining project is expected to cost around US$55 million with expenditure to date on owner mining amounting to US$42 million.
Notional cash expenditure increased from US$879 per ounce in the
September quarter to US$1,349 per ounce in the December quarter also as a result of the investment in owner mining equipment. The
NCE margin decreased from 28 per cent to 2 per cent.
The estimate for calendar 2011 is as follows:
• Gold produced – between 220,000 ounces and 250,000 ounces
• Total cash cost at US$700 per ounce
• Notional cash expenditure at US$950 per ounce.
South America region
Peru
Cerro Corona
December
2010
September
2010
Gold produced - 000’oz
34.6
45.9
Copper produced - tonnes
9,474
10,250
Total equivalent gold produced     - 000’ eq oz
93.7
105.8
Total equivalent gold sold - 000’ eq oz
87.5
113.7
Yield - gold - g/t
0.8
0.9
- copper - %
0.66
0.66
- combined - g/t
1.9
2.0
Total cash cost - US$/eq oz
449
354
Notional cash expenditure - US$/eq oz
650
456
NCE margin - %
54
64
Gold price * - US$/oz
1,361
1,222
Copper price * - US$/t
8,516
7,141
* Average daily spot price for the period used to calculate total equivalent gold produced
Gold produced decreased from 45,900 ounces in the September
quarter to 34,600 ounces in the December quarter and copper
production decreased from 10,250 tonnes to 9,474 tonnes.
The lower gold and copper production compared with the September quarter was mainly due to lower plant throughput as a result of a planned plant shutdown following maintenance of the grinding circuit.
Tonnes milled decreased from 1.6 million tonnes in the September quarter to 1.5 million tonnes in the December quarter. Gold head grade decreased as expected from 1.38 grams per tonne in the
September quarter to 1.18 grams per tonne in the December quarter while copper head grade increased from 0.78 per cent to 0.80 per cent.
Metal recoveries reduced from 67.1 per cent in the September quarter to 63.2 per cent in the December quarter for gold and from 85.1 per cent to 82.0 per cent for copper, mainly driven by the presence of expansive clays in the ore treated. During the December quarter, concentrate with payable content of 32,300 ounces of gold was sold at an average gold price of US$1,365 per ounce and 8,800 tonnes of copper were sold at an average copper price of US$7,846 per tonne, net of treatment and refining charges.
Total tonnes mined decreased from 3.15 million tonnes in the
September quarter to 3.01 million tonnes in the December quarter.
Ore mined of 1.50 million tonnes was 8 per cent lower than the 1.63 million tonnes in the September quarter, reflecting the lower plant availability and tonnage treated. The December quarter’s strip ratio of
1.00, was marginally higher than the September quarter’s strip ratio of
0.94 and in line with the mine plan. Gold yield for the December quarter was 0.8 grams per tonne, compared with 0.9 grams per tonne in the September quarter and copper yield at 0.66 was similar to the previous quarter.
Operating costs, including gold-in-process movements, decreased from US$39 million (R290 million) in the September quarter to US$37 million (R252 million) in the December quarter, mainly due to a concentrate inventory build-up of 3,500 tonnes, partially offset by an increase in maintenance costs. Total cash cost at US$449 per equivalent ounce sold for the December quarter compared with
US$354 per equivalent ounce sold in the September quarter, reflects the effect of the plant shutdown and the increase of concentrate on hand.
Operating profit decreased from US$103 million (R758 million) in the
September quarter to US$88 million (R604 million) in the December quarter, reflecting the lower metal production and sales, partially offset by higher gold and copper prices.
Capital expenditure for the December quarter was US$20 million
(R142 million), compared with US$11 million (R82 million) in the
September quarter. The higher expenditure was driven by the
construction activities of the second raise of the tailings dam.
Notional cash expenditure increased from US$456 per equivalent ounce in the September quarter to US$650 per equivalent ounce in the December quarter as a result of the higher capital expenditure and the lower equivalent ounces produced. NCE margin decreased from
64 per cent to 54 per cent.
The estimate for
calendar 2011
is as follows:
• Metals (gold and copper) produced – between 330,000 equivalent ounces and 360,000 equivalent ounces
#
• Total cash cost at US$420 per equivalent ounce
• Notional cash expenditure at US$700 per equivalent ounce.
#
Equivalent ounces are based on a gold price of US$1,325 per
ounce and a copper price of US$8,600 per ton.

9 I GOLD FIELDS RESULTS
Australasia region
Australia
St Ives
December
2010
September
2010
Gold produced - 000’oz
125.1
117.9
Yield - heap leach - g/t
0.4
0.5
- milling - g/t
3.1
2.8
- combined - g/t
2.4
2.2
Total cash cost - A$/oz
768
744
- US$/oz
756
666
Notional cash expenditure - A$/oz
991
1,061
- US$/oz
976
950
NCE margin - %
29
22
Gold production increased from 117,900 ounces in the September quarter to 125,100 ounces in the December quarter due to an
increase in underground tonnes which replaced lower grade open pit ore this quarter.
At the underground operations, ore mined increased from 418,600 tonnes at 5.2 grams per tonne in the September quarter to 484,700 tonnes at 4.6 grams per tonne in the December quarter, with all four underground operations achieving higher tonnes. The grade
reduction reflects high grade development ore mined at Athena in the previous quarter and lower grades at Argo this quarter in accordance with the mining sequence.
At the open pit operations total ore tonnes mined decreased from 1.2 million tonnes to 0.9 million tonnes. This is in line with a strategy of temporarily scaling back open pit operations and reducing surface stockpiles. Open pit grade increased from 1.76 grams per tonne to
2.17 grams per tonne, with high grade areas within the Apollo pit being mined this quarter.
Gold produced from the Lefroy mill increased from 110,400 ounces in the September quarter to 119,400 ounces in the December quarter, due to an increase in head grade from 3.10 grams per tonne to 3.28 grams per tonne. The increased head grade reflects the strong underground production and higher grades from the open pits.
Production from the heap leach facility decreased from 7,500 ounces in the September quarter to 5,700 ounces in the December quarter.
Operating costs, including gold-in-process movements, increased from A$84 million (R552 million) in the September quarter to
A$95million (R647 million) in the December quarter. This was mainly due to increased mill maintenance costs at the Lefroy mill in addition to an A$11 million gold-in-process credit in the previous quarter. Total cash cost increased from A$744 per ounce (US$666 per ounce) to
A$768 per ounce (US$756 per ounce).
Operating profit increased from A$77 million (R504 million) to A$79 million (R535 million), due to higher revenue associated with the increased production, but partially off-set by the increased costs.
Capital expenditure decreased from A$31 million (R203 million) to
A$28 million (R194 million) with the majority of expenditure invested in exploration and mine development. The Athena Project delivered its first stope ore production on schedule during December. Full production at this new mine is expected to be achieved during the third quarter of calendar 2011.
Notional cash expenditure decreased from A$1,061 per ounce
(US$950 per ounce) in the September quarter to A$991 per ounce
(US$976 per ounce) in the December quarter. The NCE margin
increased from 22 per cent to 29 per cent.
The estimate for calendar 2011 is as follows:
• Gold produced – between 450,000 ounces and 480,000 ounces
• Total cash cost* at A$850 per ounce (US$850 per ounce)
• Notional cash expenditure* at A$1,200 per ounce (US$1,200 per ounce).
* Based
on A$1=US$1.00.
Agnew
December
2010
September
2010
Gold produced - 000’oz
44.3
35.3
Yield                                    -
g/t
6.6
5.3
Total cash cost - A$/oz
625
706
- US$/oz
615
632
Notional cash expenditure - A$/oz
969
1,065
- US$/oz
954
954
NCE margin
- %
29
22
Gold production increased from 35,300 ounces in the September quarter to 44,300 ounces in the December quarter. This increase was due to increased flexibility and stope availability at Waroonga’s Kim
Lode, which alleviated previous access restrictions. Additionally, mining volumes from the Main Lode also increased.
Ore mined from underground increased from 145,000 tonnes at a head grade of 8.8 grams per tonne in the September quarter to
167,000 tonnes at a head grade of 8.1 grams per tonne in the
December quarter. The average grade decrease was due to an
increased proportion of ore from the lower grade Main Lode compared with the previous quarter.
Tonnes processed at 208,000 was similar to the September quarter, with a significant increase in yield from 5.3 grams per tonne to 6.6 grams per tonne as underground production increased. 43,000 tonnes of lower grade material from surface stockpiles was treated compared with 64,000 tonnes in the September quarter.
Operating costs, including gold-in-process movements, increased from A$25 million (R164 million) in the September quarter to A$28 million (R193 million) in the December quarter, which included A$1 million charge to costs attributable to a draw down of gold inventory and A$1 million spent on equipment maintenance. This contrasts to the previous quarter where an A$2 million credit was received on building up gold inventory. Total cash cost per ounce decreased from
A$706 per ounce (US$632 per ounce) to A$625 per ounce (US$615 per ounce) due to the increased production.
Operating profit increased from A$23 million (R153 million) in the
September quarter to A$33 million (R221 million) in the December quarter.
Capital expenditure increased from A$11 million (R73 million) in the
September quarter to A$16 million (R105 million) in the December quarter. This increase included A$3 million spent on the new ventilation system which includes a new return air shaft and new primary ventilation fans allowing the Waroonga underground mine to extend at depth.
Notional cash expenditure decreased from A$1,065 per ounce
(US$954 per ounce) in the September quarter to A$969 per ounce
(US$954 per ounce) in the December quarter. The NCE margin
increased from 22 per cent to 29 per cent.
The estimate for calendar 2011 is as follows:
• Gold produced – between 160,000 ounces and 190,000 ounces
• Total cash cost* at A$800 per ounce (US$800 per ounce)
• Notional cash expenditure* at A$1,200 per ounce (US$1,200 per ounce).
* Based
on A$1=US$1.00.

GOLD FIELDS RESULTS I 10
Six months ended 31 December 2010 compared
with six months ended 31 December 2009
Group attributable gold production for the six months ended 31
December 2010 was similar to the six months ended December 2009, at 1.8 million ounces.
At the South Africa region gold production decreased from 1,050,000 ounces for the six months ended December 2009 to 982,000 ounces for the six months ended December 2010. KDC gold production
decreased by 9 per cent from 695,000 ounces to 634,000 ounces mainly due to lower grades mined and processed. At Beatrix, gold production decreased by 7 per cent from 217,000 ounces to 202,000 ounces due to lower mining volumes. South Deep’s gold production increased by 7 per cent from 137,000 ounces to 146,000 ounces in line with the build-up plan.
At the West Africa region total managed gold production increased from 445,000 ounces for the six months ended December 2009 to
479,000 ounces for the six months ended December 2010. At
Damang, gold production increased by 21 per cent from 97,000 ounces to 117,000 ounces mainly due to the 13 day plant shutdown in
December 2009 and the commissioning of the secondary crusher during the six months to December 2010, which improved throughput and grades. Tarkwa’s production increased from 348,000 ounces to
362,000 ounces mainly due to an increase in CIL throughput.
At the South America region, gold equivalent production at Cerro
Corona increased from 187,000 ounces for the six months ended 31
December 2009 to 200,000 ounces for the six months ended 31
December 2010 due to the higher copper price and higher grades.
At the Australasia region, gold production increased from 289,000 ounces for the six months ended December 2009 to 323,000 ounces for the six months ended December 2010. St Ives increased by 24 per cent from 196,000 ounces to 243,000 ounces mainly due to an increase in underground tonnes processed and higher head grades from underground and surface operations. Production at Agnew decreased by 14 per cent from 93,000 ounces to 80,000 ounces, mainly due to the restricted underground stope access at Kim South.
Revenue increased by 18 per cent from R15,483 million (US$2,024 million) to R18,308 million (US$2,564 million). The average gold price at R296,545 per kilogram (US$1,292 per ounce) compares with
R252,464 per kilogram (US$1,026 per ounce) achieved for the six months ended 31 December 2009, an increase of 17 per cent. The
Rand strengthened from an average of US$1 = R7.65 to US$1 =
R7.14 or 7 per cent, while the Rand/Australian dollar weakened marginally to A$1 = R6.70.
Operating costs, including gold-in-process movements, increased by
10 per cent from R9,218 million (US$1,205 million) to R10,147 million
(US$1,421 million). The increase in costs was mainly due to annual wage increases at all the operations and an increase in electricity costs at the South African and Ghanaian operations due to tariff increases. At Cerro Corona, the increase in costs was due to the production build-up and increased statutory workers participation in profit. Total cash cost for the Group increased from R147,495 per kilogram (US$600 per ounce) to R163,416 per kilogram (US$712 per ounce) due to the increase in costs and the introduction of royalties in
South Africa.
At the South Africa region operating costs increased by 8 per cent from R5,567 million (US$728 million) for the six months ended 31
December 2009 to R6,039 million (US$846 million) for the six months ended 31 December 2010. This was due to annual wage increases, a
27.5 per cent increase in electricity tariffs and normal inflationary increases in stores and contractors. This was partially offset by cost saving initiatives implemented during the six months to December
2010 which offset around 4 per cent of the total increase.
At the West Africa region, operating costs including gold-in-process movements increased from US$226 million to US$282 million. This was mainly due to the increase in mining volumes and an increase in power costs.
At the South America region, operating costs at Cerro Corona at
US$76 million, were US$9 million more than in the six months ended
31 December 2009. This was mainly due to the increase in
production and increased statutory workers participation in profits because of the increase in earnings.
At the Australasia region, operating costs including gold-in-process movements increased from A$212 million to A$232 million due to the increased production, increased deferred waste charges and
increased grade control drilling at St Ives. At Agnew the increased cost was mainly due to the cost incurred in rehabilitation of poor ground conditions at Kim South.
Operating profit increased from R6,265 million (US$819 million) to
R8,161 million (US$1,143 million).
Negative non-recurring items of R2,467 million (US$346 million) for the six months ended 31 December 2010, compare with positive non-
recurring items of R1,099 million (US$144 million) for the six months ended 31 December 2009. The non-recurring items for the six
months ended 31 December 2010 were as a result of the
empowerment transactions which included share-based payments for the Employee Share Option plan of R1.2 billion (US$172 million), share-based payments for the South Deep transaction of R825 million
(US$116 million), share-based payments for the GFIMSA (Gold
Fields’ South African operations) transaction of R73 million (US$10 million), voluntary separation packages of R214 million (US$30 million) and business process re-engineering costs of R107 million
(US$15 million) at all the operations.
The non-recurring items for the six months ended 31 December 2009 included a R447 million (US$58 million) profit on the sale of our stake in Sino Gold, a profit on the sale of Eldorado shares of R282 million
(US$37 million), Gold Fields receiving an additional 4,1 million shares valued at R402 million (US$53 million) received as a result of Gold
Fields exercising its top-up right in Eldorado and Sino Gold, whereby
Eldorado acquired all of the outstanding issued shares of Sino Gold.
The balance of R30 million (US$6 million) included a profit on the sale of our stake in an exploration junior, partly offset by a R60 million
(US$8 million) impairment of sundry offshore exploration investments.
Taxation was similar at R1.2 billion (US$167 million). Normal taxation increased in line with the increase in taxable profit. Deferred taxation decreased from R528 million (US$69 million) for the six months ended
31 December 2009 to R53 million (US$8 million) in the six months ended 31 December 2010. The decrease was due to a R377 million
(US$53 million) credit in the December 2010 quarter due a decrease in the deferred taxation rate at the South African operations.
After accounting for the sundry items, royalties and taxation, the net loss attributable to ordinary shareholders amounted to R76 million
(US$11 million), compared with earnings of R2,416 million (US$316 million) for the six months ended 31 December 2009.
Earnings excluding non-recurring items, gains and losses on foreign exchange, financial instruments and losses of associates after royalties and taxation amounted to R2,491 million (US$349 million) for the six months ended 31 December 2010 compared with R1,647
million (US$215 million) for the six months ended 31 December 2009.
Exploration and corporate development
Exploration and Corporate Development
Exploration activity during the December quarter focused on three
Resource Development projects, two Advanced Drilling projects and six Initial Drilling projects in Peru, Chile, Mali, Ghana, Canada,
Finland, Kyrgyzstan, Australia and the Philippines. Near mine exploration continued at St Ives, Agnew and Damang while ongoing target generation work concentrated on three greenfields exploration projects, where initial drilling is expected to commence in early 2011.

11 I GOLD FIELDS RESULTS
Resource Development Projects
At the Chucapaca project in Peru (Gold Fields 51 per cent), drilling continued with ten drills currently on site. Two more rigs were added in January 2011 to ensure completion of the drilling required to deliver an indicated resource in the September 2011 quarter. The joint venture partners have decided to accelerate the project schedule and elements of the Bankable Feasibility Study will be moved forward to run in parallel with the resource delineation drilling programme in
2011.
At the Far South East project in the Philippines (Gold Fields option to earn 60 per cent from Lepanto Mining and Liberty Express Assets), work continues to gain momentum. Activities include drill mobilisation with the first diamond drill rig on site in December 2010; logistical and site preparation for underground drilling stations; staff deployment;
site facility construction and community relations. Additional rigs arrived on site in January 2011.
At the Arctic Platinum project in Finland (Gold Fields 100 per cent), four drill rigs completed all bench-scale metallurgical holes at the
Konttijarvi and Ahmavaara deposits during the December quarter.
Samples have been shipped to the laboratory to commence flotation and hydrometallurgical bench-scale testing. Preliminary results on representative samples show flotation recoveries that equal or exceed the target recoveries in the financial modeling. Preliminary results of the hyrdrometallurgical pressure oxidation tests of the concentrates, returned base and precious metal extractions that are close to or better than targets. The positive preliminary results mean that Gold
Fields has the confidence to move to pilot plant testing and drilling is well underway to secure the required samples from the various ore sources. Based on laboratory availability, the pilot plant test work programme is scheduled to be carried out during the September and
December quarters of 2011.
Advanced Drilling Projects
At the Yanfolila project in southern Mali (Gold Fields 85 per cent), drilling ramped up in October 2010 and there are now four rigs on site testing seven priority targets within a 20 kilometer radius of the
Komana East and Komana West deposits. Results have been
positive and new interpretations derived from the infill drilling have highlighted the potential for continuity of shallow high grade mineralisation. Results from the framework and infill drilling at
Sanioumale West, Kabaya South, Gonka and Guirin West have also been promising. Metallurgical tests are ongoing on samples from the various targets. The resource delineation drilling programme will continue into the March 2011 quarter in parallel with other elements required for the completion of a scoping study.
At the Talas project in Kyrgyzstan (Gold Fields 60 per cent), the
Taldybulak Exploration License was renewed in November 2010 and is valid until 31 December 2015. Field activities this quarter have consisted of ongoing community relations programmes, hydrological monitoring and site studies for potential tailings storage facilities. The elections were completed in October 2010 without incident. A new coalition government was formed and a Prime Minister is in place.
Initial Drilling Projects
At the East Lachlan joint ventures in New South Wales, Australia, where Gold Fields has earned into an 80 per cent interest in two porphyry Au-Cu project areas (Wellington North and Cowal East) and is earning into 80 per cent on another two projects with Clancy
Exploration Ltd (ASX: “CLY”), persistent rains and flooding in New
South Wales have resulted in a reduced drilling programme. Drilling recommenced in January 2011.
At the Batangas joint ventures in the Philippines, where Gold Fields can earn up to a 75 per cent interest in three joint ventures with
Mindoro Resources Ltd. (TSX.V: “MIO”), diamond drilling in the
December quarter focused on several high-grade gold targets
associated with brecciated quartz-barite-enargite veins at the Old
Lobo mine. Drilling continued in January 2011 on the Calumpang target.
Drilling resumed with one diamond drill in early November 2010 at the
Woodjam project in British Columbia, Canada, where Gold Fields can earn up to a 70 per cent interest in two separate joint ventures with the Woodjam Partners (Fjordland Exploration Inc. (TSX.V: “FEX”) and
Cariboo Rose Resources (TSX.V: “CRB”)). Step-out drilling at the
Southeast zone partially defined the northwest edge of the porphyry
Cu-Au-Mo system. Additional holes at Deerhorn tested the southeast extension of the previously defined high-grade Cu-Au zone. Results are encouraging and the zone is still open. Drilling continued in
January 2011 and focused on extensions to the Deerhorn target and the adjacent Rand claims, which Gold Fields recently optioned from
Teslin River Resources (TSX.V: “TLR”).
At the SBX – Pircas projects in Chile (Gold Fields option for 100 per cent), RC drilling in the December quarter tested the main CSAMT geophysical target, which is centred on outcrops of silicified breccias.
Results have partially defined deeply oxidised vuggy silica-hosted gold-silver mineralisation under a thick cap of barren steam-heated alteration, which may represent the centre of the high sulphidation system. Further drilling is planned in the March 2011 quarter to test the limits of the mineralised system. Initial drilling is also planned at the adjacent Salares Norte property, where CSAMT geophysical surveys and trench sampling have defined a promising high
sulphidation target.
Near Mine Exploration
St Ives
Activities focused on resource conversion drilling with the objective to convert a component of the large inferred resource reported in June
2010 to Indicated status. Intensive and ultimately successful drill-outs were completed on the Hamlet underground and Neptune open pit deposits and significant reserve increases are expected to be reported in the pending December 2010 Reserve Statement. A large
proportion of the 1 million ounce resource reported on Hamlet in May
2010 is now available for reserve evaluation. Drilling at Neptune has defined new potential in both primary and high grade palaeo-channel positions.
Following an extended period of resource development over the last two years at Athena and Hamlet, which has yielded two new
underground mining positions, focus is turning to new greenfields opportunities at St Ives. A potentially large gold prospect has been defined at the new Incredible project. Peak values recorded in two aircore holes were tested with follow-up diamond drilling. Two diamond holes were completed and intersected visible gold in stratigraphic position not previously prospective for mineralisation at the St Ives camp.
Agnew
Deep directional drilling programmes continued at Agnew. Three initial drill horizons to define continuity of mineralisation to more than
500 metre below current workings were successfully completed.
Assays continue to indicate broad widths (20 metres to 60 metres true widths) of mineralisation at moderate grades (1.2 grams per tonne to
3.0 grams per tonne) with internally higher grade zones. A mining study has commenced to review the amenability of bulk mining methods for the economic extraction of this potentially very large inventory.
Damang
Conceptual mining studies indicate considerable potential for further cut-back opportunities for the Damang open pit. A new phase of deep drilling has commenced to determine the depth potential of
mineralisation below current designs, with the aim of defining Inferred
Resources for follow-up drilling. The new programme will complete a
160 metre by 40 metre grid with holes planned to 350 metres beneath the current pit floor, with drilling being completed from the pit floor.
This pattern will be drilled along the entire strike length of the Greater
Damang project area including the Huni, Damang and Juno
resources. Initial results are promising, identifying continuity of typical
Damang-style hydrothermal mineralisation to depths of 250 metres to
350 metres below the current designs. This first phase will be completed by April 2011.
Cerro Corona
An initial in-pit drill programme to provide additional geological and alteration data for the updated resource model was completed. A second in-fill phase of diamond drilling commenced in late December

GOLD FIELDS RESULTS I 12
2010 to provide a comprehensive geological data set which will be used to update the resource for the remaining life of mine. Specific focus on material properties and alteration modeling will accompany the normal grade estimation routines. Further plans are in progress to assess near surface mineralisation potential immediately north of current pit designs on the newly acquired Sylvita concession.
At the Consolidada de Hualgayoc joint venture (Gold Fields 50 per cent) adjacent to the Cerro Corona mine, there has been no activity since exploration was suspended in 2009 due to community issues.
Business development
Gold Fields acquired 1,630,870 shares in Atacama Pacific Gold
Corporation (ATM.TSX-V) for a total value of C$4.5 million. Gold
Fields holds about 13.4 per cent of the company’s outstanding shares.
Corporate
Ranked top in carbon ratings
On 12 November 2010 Gold Fields announced that it was ranked joint first in the JSE Top 100 Carbon Disclosure Leadership Index (CDLI),
which rates companies listed on the Johannesburg Stock Exchange in
South Africa on their disclosure of carbon emissions. The CDLI is carried out annually by the global Carbon Disclosure Project (CDP)
organisation amongst 5,000 companies in sixty countries
The CDP also evaluates companies based on their strategies and projects to mitigate the impact of climate change. In this ranking, the
Carbon Performance Ratings, Gold Fields was one of only four JSE
Top 100 companies placed in the top band world-wide for climate mitigation and adaptation actions.
Sponsorship to University of Johannesburg’s mining
engineering
Gold Fields announced an R8 million, three-year investment in the mining engineering faculty of the University of Johannesburg on 1
December 2010.
The sponsorship aims to forge an alliance between Gold Fields and the University to promote the study of mining engineering and technology and the realising of core skills required to sustain not only the company itself but the local industry at large.
The announcement comes amid a renewed sense of urgency
amongst local industry at large to address the lack of skills in the country. The impact of the skills shortage is compounded by the departure of established mining engineers and senior technical staff due to emigration and retirement.
The sponsorship is in addition to a range of other educational initiatives. Last year the company spent around R165 million on education in South Africa.
Empowerment transactions
During the quarter three Black Economic Empowerment (BEE)
transactions were concluded and accounted for under non-recurring items:
i)     An employee Share Option plan for 10.75 per cent of GFIMSA amounting to R1,227 million (US$172 million);
ii)    A broad-based BEE transaction for 10 per cent of South Deep amounting to R825 million (US$116 million); and
iii)   A broad-based BEE transaction for 1 per cent of GFIMSA
      amounting to R73 million (US$10 million), excluding South Deep.
Cash dividend
In line with the company’s policy to pay out 50 per cent of its earnings, subject to investment opportunities, a final dividend, for the period ending 31 December 2010, has been declared payable to
shareholders as follows:
final dividend number 74: 70 SA cents per share
last date to trade cum- dividend: Friday 4 March 2011
sterling and US dollar conversion date:             Monday 7 March 2011
trading commences ex dividend:
Monday 7 March 2011
record date: Friday 11 March 2011
payment date: Monday 14 March 2011
Share certificates may not be dematerialised or rematerialised between Monday, 7 March 2011 and Friday, 11 March 2011, both dates inclusive.
Outlook
Gold production for the financial and calendar year ending 31
December 2011, is forecast between 3.5 million attributable equivalent ounces and 3.7 million attributable equivalent ounces. Total cash cost is estimated at US$760 per ounce (R175,000 per kilogram) and NCE is estimated at US$1,050 per ounce (R240,000 per kilogram). This estimate is based on an average exchange rate of R/US$ 7.14 and
US$/A$ 1.00. The above is subject to the forward looking statement on pages 1 and 27. The estimated financial information has not been reviewed and reported on by the Gold Fields’ auditors.
Change in year-end
Gold Fields has changed its financial year-end from June to
December to align the Group reporting with peers in the gold mining industry. As a result this is a six month reporting period ended 31
December 2010, with the new financial year ending 31 December
2011.
Basis of accounting
The condensed consolidated preliminary financial information is prepared in accordance with IAS 34 Interim Financial Reporting. The accounting policies and disclosure requirements used in the
preparation of this report are consistent with those applied in the previous financial year except for the adoption of applicable revised and/or new standards issued by the International Accounting
Standards Board.
Audit review
The condensed consolidated preliminary financial statements of Gold
Fields Limited for the period ended 31 December 2010 as set out on pages 13 to 18 have been reviewed by the company’s auditor, KPMG
Inc. In their review report dated 18 February 2011, which is available for inspection at the Company’s Registered Office, KPMG Inc. state that their review was conducted in accordance with the International
Standard on Review Engagements 2410, Review of Interim
Information Performed by the Independent Auditor of the Entity, which applies to a review of consolidated preliminary financial information, and have expressed an unmodified conclusion on the condensed consolidated preliminary financial statements.
N.J. Holland
Chief Executive Officer
18 February 2011

13 I GOLD FIELDS RESULTS
Income statement
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
Quarter
Six months to
SOUTH AFRICAN RAND
December
2010
September
2010
December
2009
December
2010
December
2009
Revenue
9,255.3
9,052.8         8,066.9           18,308.1
15,482.7
Operating costs, net
(5,015.4)
(5,132.0)      (4,589.0)          (10,147.4)
(9,217.6)
- Operating costs
(5,047.6)
(5,173.4)      (4,665.4)         (10,221.0)
(9,309.5)
- Gold inventory change
32.2
41.4            76.4                 73.6
91.9
Operating profit
4,239.9
3,920.8        3,477.9             8,160.7
6,265.1
Amortisation and depreciation
(1,333.5)
(1,442.5)     (1,156.0)            (2,776.0)
(2,329.8)
Net operating profit
2,906.4
2,478.3        2,321.9             5,384.7
3,935.3
Net interest paid
(64.7)
(69.6)           (23.1)             (134.3)
(72.3)
Share of gain/(loss) of associates after taxation
11.0
(217.6)             43.8
(206.6)
28.0
Gain/(loss) on foreign exchange
1.4
(11.1)               7.7
(9.7)
(55.0)
Gain/(loss) on financial instruments
9.5
(2.6)           (54.7)
6.9
(186.5)
Share-based payments
(73.9)
(119.0)         (121.1)             (192.9)
(241.2)
Other
(79.7)
(23.7)           (25.3)            (103.4)
(30.7)
Exploration
(223.2)
(123.5)         (167.7)             (346.7)
(300.5)
Feasibility and evaluation costs
(66.4)
-                  -
(66.4)
-
Profit before royalties, taxation and non-recurring items
2,420.4
1,911.2         1,981.5           4,331.6
3,077.1
Non-recurring items
(2,328.9)
(138.3)           432.0
(2,467.2)
1,098.8
Profit before royalties and taxation
91.5
1,772.9         2,413.5          1,864.4
4,175.9
Royalties
(91.9)
(217.5)         (107.5)            (309.4)
(205.0)
(Loss)/profit before taxation
(0.4)
1,555.4         2,306.0          1,555.0
3,970.9
Mining and income taxation
(560.6)
(631.5)         (723.9)
(1,192.1)
(1,264.5)
- Normal taxation
(679.7)
(459.2)         (403.6)
(1,138.9)
(736.1)
- Deferred taxation
119.1
(172.3)         (320.3)             (53.2)
(528.4)
Net (loss)/profit
(561.0)
923.9        1,582.1              362.9
2,706.4
Attributable to:
- Owners of the parent
(777.2)
700.9        1,408.6             (76.3)
2,415.8
- Non-controlling interest
216.2
223.0           173.5             439.2
290.6
Non-recurring items:
(Loss)/profit on sale of investments
(3.5)
1.0             30.0              (2.5)
758.7
Profit on sale of assets
2.2
2.7               0.1                4.9
1.1
Restructuring costs
(179.2)
(142.0)               2.6
(321.2)
(3.2)
Gain on financial instruments
-
-           402.1
-
402.1
Share-based payments on BEE transaction
(2,124.8)
-                  -
(2,124.8)
-
- ESOP
(1,227.3)
-                  -
(1,227.3)
-
- South Deep transaction
(824.8)
-                  -
(824.8)
-
- GFIMSA transaction
(72.7)
-                  -
(72.7)
-
Impairment of investments
-
-             (2.8)
-
(59.9)
Other
(23.6)
-                  -
(23.6)
-
Total non-recurring items
(2,328.9)
(138.3)           432.0
(2,467.2)
1,098.8
Taxation
58.6
50.0           (57.3)             108.6
(171.9)
Net non-recurring items after taxation and non-controlling interest
(2,270.3)
(88.3)            374.7
(2,358.6)
926.9
Net (loss)/earnings
(777.2)
700.9         1,408.6            (76.3)
2,415.8
Net (loss)/earnings per share (cents)
(110)
99              200                (11)
343
Diluted (loss)/earnings per share (cents)
(109)
98              198               (11)
339
Headline (loss)/earnings
(775.7)
698.5         1,381.4             (77.2)
1,833.0
Headline (loss)/earnings per share (cents)
(110)
99              196               (11)
260
Diluted headline (loss)/earnings per share (cents)
(109)
98              194               (11)
257
Net earnings excluding gains and losses on foreign exchange, financial instruments, non-recurring items and share of gain/(loss) of associates after royalties and taxation
1,474.6
1,016.3        1,021.9          2,490.9
1,646.7
Net earnings per share excluding gains and losses on foreign exchange, financial instruments, non-recurring items and share of gain/(loss) of associates after royalties and taxation (cents)
206
144             145               350
234
Gold sold – managed kg
30,449
31,289         30,576          61,738
61,326
Gold price received R/kg
303,958
289,329       263,828         296,545
252,464
Total cash cost R/kg
161,894
164,898       147,648         163,416
147,495

GOLD FIELDS RESULTS I 14
Income statement
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
Quarter
Six months to
UNITED STATES DOLLARS
December
2010
September
2010
December
2009
December
2010
December
2009
Revenue
1,334.2
1,230.0         1,075.6           2,564.2
2,023.9
Operating costs, net
(723.9)
(697.3)         (613.0)
(1,421.2)
(1,204.9)
- Operating costs
(728.6)
(702.9)         (623.0)
(1,431.5)
(1,216.9)
- Gold inventory change
4.7
5.6             10.0                10.3
12.0
Operating profit
610.3
532.7            462.6
1,143.0
819.0
Amortisation and depreciation
(192.8)
(196.0)         (154.4)             (388.8)
(304.5)
Net operating profit
417.5
336.7            308.2             754.2
514.5
Net interest paid
(9.3)
(9.5)              (3.2)             (18.8)
(9.5)
Share of gain/(loss) of associates after taxation
0.7
(29.6)                5.7
(28.9)
3.7
Gain/(loss) on foreign exchange
0.1
(1.5)                0.8
(1.4)
(7.2)
Gain/(loss) on financial instruments
1.4
(0.4)              (7.5)                1.0
(24.4)
Share-based payments
(10.8)
(16.2)            (16.1)             (27.0)
(31.5)
Other
(11.4)
(3.1)              (3.3)             (14.5)
(4.0)
Exploration
(31.9)
(16.7)            (22.3)             (48.6)
(39.3)
Feasibility and evaluation costs
(9.3)
-                     -
(9.3)
-
Profit before royalties, taxation and non-recurring items
347.0
259.7             262.3             606.7
402.3
Non-recurring items
(326.8)
(18.8)              58.3
(345.6)
143.6
Profit before royalties and taxation
20.2
240.9             320.6            261.1
545.9
Royalties
(13.7)
(29.6)            (14.3)             (43.3)
(26.8)
Profit before taxation
6.5
211.3             306.3             217.8
519.1
Mining and income taxation
(81.2)
(85.8)            (96.2)            (167.0)
(165.3)
- Normal taxation
(97.1)
(62.4)            (53.7)            (159.5)
(96.2)
- Deferred taxation
15.9
(23.4)            (42.5)                (7.5)
(69.1)
Net (loss)/profit
(74.7)
125.5             210.1                50.8
353.8
Attributable to:
- Owners of the parents
(105.9)
95.2             187.1              (10.7)
315.8
- Non-controlling interest
31.2
30.3              23.0                 61.5
38.0
Non-recurring items:
(Loss)/profit on sale of investments
(0.5)
0.1                 6.0
(0.4)
99.2
Profit on sale of assets
0.3
0.4                     -
0.7
0.1
Restructuring costs
(25.7)
(19.3)                0.3
(45.0)
(0.4)
Gain on financial instruments
-
-               52.6
-
52.6
Share-based payments on BEE transaction
(297.6)
-                     -
(297.6)
-
- ESOP
(171.9)
-                     -
(171.9)
-
- South Deep transaction
(115.5)
-                     -
(115.5)
-
- GFIMSA transaction
(10.2)
-                     -
(10.2)
-
Impairment of investments
-
-               (0.6)
-
(7.9)
Other
(3.3)
-                     -
(3.3)
-
Total non-recurring items
(326.8)
(18.8)              58.3
(345.6)
143.6
Taxation
8.4
6.8              (7.8)                15.2
(22.5)
Net non-recurring items after taxation and non-controlling interest
(318.4)
(12.0)             50.5
(330.4)
121.1
Net (loss)/earnings
(105.9)
95.2             187.1              (10.7)
315.8
Net (loss)/earnings per share (cents)
(15)
13                 27                   (2)
45
Diluted (loss)/earnings per share (cents)
(14)
13                 26                   (1)
44
Headline (loss)/earnings
(105.8)
94.8            182.0              (11.0)
239.7
Headline (loss)/earnings per share (cents)
(15)
13                 26                  (2)
34
Diluted headline (loss)/earnings per share (cents)
(15)
13                 26                  (2)
34
Net earnings excluding gains and losses on foreign exchange, financial instruments, non-recurring items and share of gain/(loss) of associates after royalties and taxation
210.8
138.1           135.4                348.9
215.3
Net earnings per share excluding gains and losses on foreign exchange, financial instruments, non-recurring items and share of gain/(loss) of associates after royalties and taxation (cents)
29
20                  20                  49
31
South African rand/United States dollar conversion rate
6.92
7.36              7.49                 7.14
7.65
South African rand/Australian dollar conversion rate
6.81
6.59               6.80                6.70
6.64
Gold sold – managed oz (000)
979
1,006                983
1,985
1,972
Gold price received US$/oz
1,366
1,223            1,096                1,292
1,026
Total cash cost US$/oz
728
697                613                 712
600

15 I GOLD FIELDS RESULTS
Statement of comprehensive income
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
Quarter
Six months to
SOUTH AFRICAN RAND
December
2010
September
2010
December
2009
December
2010
December
2009
Net (loss)/profit
(561.0)
923.9          1,582.1            362.9
2,706.4
Other comprehensive (expenses)/income, net of tax
(114.5)
(620.0)            587.6
(734.5)
(365.6)
Marked to market valuation of listed investments
180.4
41.8            (10.9)             222.2
(208.2)
Currency translation adjustments and other
(275.5)
(671.4)            608.9
(946.9)
(237.3)
Share of equity investee’s other comprehensive (loss)/income
(0.3)
7.0                0.7                6.7
12.4
Deferred taxation on marked to market valuation of listed investments
(19.1)
2.6            (11.1)             (16.5)
67.5
Total comprehensive (loss)/income
(675.5)
303.9         2,169.7           (371.6)
2,340.8
Attributable to:
- Owners of the parent
(893.4)
82.5          1,979.0         (810.9)
2,057.7
- Non-controlling interest
217.9
221.4             190.7           439.3
283.1
(675.5)
303.9          2,169.7         (371.6)
2,340.8
Statement of comprehensive income
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
Quarter
Six months to
UNITED STATES DOLLARS
December
2010
September
2010
December
2009
December
2010
December
2009
Net (loss)/profit
(74.7)
125.5             210.1             50.8
353.8
Other comprehensive income/(expenses), net of tax
256.8
376.8          (138.0)             633.6
234.7
Marked to market valuation of listed investments
25.4
5.7               (1.9               31.1
(27.2)
Currency translation adjustments and other
234.2
369.7          (134.9)              603.9
251.5
Share of equity investee’s other comprehensive (loss)/income
(0.1)
1.0                  0.1              0.9
1.6
Deferred taxation on marked to market valuation of listed investments
(2.7)
0.4               (1.3)              (2.3)
8.8
Total comprehensive income
182.1
502.3               72.1            684.4
588.5
Attributable to:
- Owners of the parent
133.8
442.4              60.4             576.2
535.1
- Non-controlling interest
48.3
59.9              11.7             108.2
53.4
182.1
502.3               72.1            684.4
588.5
Statement of financial position
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
SOUTH AFRICAN RAND
UNITED STATES DOLLARS
December
2010
June
2010
December
2010
June
2010
Property, plant and equipment
53,249.8
52,813.4
7,888.9
6,976.7
Goodwill
4,458.9
4,458.9
660.6
589.0
Non-current assets
1,137.9
1,012.5
168.6
133.8
Investments
1,078.5
1,035.9
159.8
136.8
Current assets
11,136.1
9,019.5
1,649.8
1,191.5
- Other current assets
5,672.3
5,229.0
840.3
690.8
- Cash and deposits
5,463.8
3,790.5
809.5
500.7
Total assets
71,061.2
68,340.2
10,527.7
9,027.8
Shareholders’ equity
46,622.5
45,448.9
6,907.1
6,003.8
Deferred taxation
7,061.4
7,142.7
1,046.1
943.6
Long-term loans
7,671.9
3,255.1
1,136.6
430.0
Environmental rehabilitation provisions
2,271.2
2,295.5
336.5
303.2
Post-retirement health care provisions
18.0
22.1
2.7
2.9
Other long term provisions
133.2
-
19.7
-
Current liabilities
7,283.0
10,175.9
1,079.0
1,344.3
- Other current liabilities
5,516.8
4,943.9
817.3
653.2
- Current portion of long-term loans
1,766.2
5,232.0
261.7
691.1
Total equity and liabilities
71,061.2
68,340.2
10,527.7
9,027.8
South African rand/US dollar conversion rate
6.75
7.57
South African rand/Australian dollar conversion rate
6.77
6.57
Net debt
3,974.3
4,696.6
588.8
620.4

GOLD FIELDS RESULTS I 16
Condensed statement of changes in equity
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
SOUTH AFRICAN RAND
Share capital
and premium
Other
reserves
Retained
earnings
Non-controlling
interest
Total
equity
Balance as at 30 June 2010
31,522.4
(1,470.0)
12,590.5
2,806.0
45,448.9
Total comprehensive (expenses)/income
-
(734.6)
(76.3)
439.3
(371.6)
(Loss)/profit for the quarter
-
-
(76.3)
439.2
362.9
Other comprehensive (expenses)/income
-
(734.6)
-
0.1
(734.5)
Dividends paid
-
-
(494.4)
(207.1)
(701.5)
Share-based payments
-
2,166.3
-
-
2,166.3
Transactions with non-controlling interest
-
-
-
42.2
42.2
Shares
issued
38.2                         -                         -                         -
38.2
Balance as at 31 December 2010
31,560.6
(38.3)
12,019.8
3,080.4
46,622.5
UNITED STATES DOLLARS
Share capital
and premium
Other
reserves
Retained
earnings
Non-controlling
interest
Total
equity
Balance as at 30 June 2010
4,597.3
(682.9)
1,718.7
370.7
6,003.8
Total
comprehensive
income/(expenses)
-                  586.9                 (10.7)                    108.2                  684.4
(Loss)/profit for the quarter
-
-
(10.7)
61.5
50.8
Other comprehensive income
-
586.9
-
46.7
633.6
Dividends paid
-
-
(67.4)
(28.9)
(96.3)
Share-based payments
-
303.4
-
-
303.4
Transactions with non-controlling interest
-
-
-
6.4
6.4
Shares
issued
5.4                         -                         -                         -
5.4
Balance as at 31 December 2010
4,602.7
207.4
1,640.6
456.4
6,907.1
SOUTH AFRICAN RAND
Share capital
and premium
Other
reserves
Retained
earnings
Non-controlling
interest
Total
equity
Balance as at 30 June 2009
31,465.6
(1,135.7)
9,876.2
2,463.3
42,669.4
Total comprehensive (expenses)/income
-
(358.1)
2,415.8
283.1
2,340.8
Profit for the quarter
-
-
2,415.8
290.6
2,706.4
Other comprehensive expenses
-
(358.1)
-
(7.5)
(365.6)
Dividends
paid
-                         -
(564.1)                         -
(564.1)
Share-based payments
-
241.2
-
-
241.2
Exercise of employee share options
37.9
-
-
-
37.9
Balance as at 31 December 2009
31,503.5
(1,252.6)
11,727.9
2,746.4
44,725.2
UNITED STATES DOLLARS
Share capital
and premium
Other
reserves
Retained
earnings
Non-controlling
interest
Total
equity
Balance as at 30 June 2009
4,589.9
(959.2)
1,357.7
305.6
5,294.0
Total comprehensive income
-
219.4
315.8
53.4
588.6
Profit for the quarter
-
-
315.8
38.0
353.8
Other comprehensive income
-
219.4
-
15.4
234.8
Dividends paid
-
(72.6)
-
(72.6)
Share-based payments
-
31.5
-
-
31.5
Exercise of employee share options
4.9
-
-
-
4.9
Balance as at 31 December 2009
4,594.8
(708.3)
1,600.9
359.0
5,846.4

17 I GOLD FIELDS RESULTS
Statement of cash flows
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
Quarter
Six months to
SOUTH AFRICAN RAND
December
2010
September
2010
December
2009
December
2010
December
2009
Cash flows from operating activities
3,889.3
2,250.7        2,105.1           6,140.0
3,368.1
Profit before royalties, tax and non-recurring items
2,420.4
1,911.2        1,981.5          4,331.6
3,077.1
Non-recurring items
(2,328.9)
(138.3)          432.0
(2,467.2)
1,098.8
Amortisation and depreciation
1,333.5
1,442.5       1,156.0            2,776.0
2,329.8
Change in working capital
801.9
(753.2)        (949.2)
48.7
(1,455.8)
Royalties and taxation paid
(491.2)
(623.3)        (123.4)
(1,114.5)
(828.0)
Other non-cash items
2,153.6
411.8         (391.8)           2,565.4
(853.8)
Dividends paid
(148.5)
(494.4)                  -
(642.9)
(564.1)
Ordinary shareholders
-
(494.4)                  -
(494.4)
(564.1)
Non-controlling interest holders
(148.5)
-                   -
(148.5)
-
Cash flows from investing activities
(2,921.4)
(2,228.0)       (2,008.1)        (5,149.4)
(3,790.0)
Capital expenditure – additions
(2,414.4)
(2,225.4)       (1,967.3)        (4,639.8)
(3,713.6)
Capital expenditure – proceeds on disposal
8.9
28.7               2.5              37.6
5.5
Payment for FSE
(371.0)
-                    -
(371.0)
-
Royalty termination
-
-                    -                   -
(1,998.9)
Purchase of investments
(43.0)
(22.5)           (89.1)             (65.5)
(386.4)
Proceeds on disposal of investments
2.0
1.0              52.7                3.0
2,319.0
Environmental and post-retirement health care payments
(103.9)
(9.8)            (6. 9)
(113.7)
(15.6)
Cash flows from financing activities
358.0
1,188.8        (631.2)            1,546.8
12.8
Loans received
6,776.3
4,013.1        3,800.0          10,789.4
7,169.4
Loans repaid
(6,482.9)
(2,840.1)      (4,455.9)         (9,323.0)
(7,194.5)
Non-controlling interest holders loans received
62.7
-                   -
62.7
-
Non-controlling interest holders loans repaid
(20.5)
-                   -
(20.5)
-
Shares issued
22.4
15.8             24.7              38.2
37.9
Net cash inflow/(outflow)
1,177.4
717.1         (534.2)         1,894.5
(973.2)
Translation adjustment
(26.8)
(194.4)            84.6
(221.2)
(2.5)
Cash at beginning of period
4,313.2
3,790.5       2,277.8          3,790.5
2,803.9
Cash at end of period
5,463.8
4,313.2       1,828.2          5,463.8
1,828.2
*Cash flow before financing activities and dividend payments
967.9
22.7              97.0            990.6
(421.9)
Quarter
Six months to
UNITED STATES DOLLARS
December
2010
September
2010
December
2009
December
2010
December
2009
Cash flows from operating activities
557.0
308.0           279.2             865.0
444.5
Profit before royalties, tax and non-recurring items
347.0
259.7           262.3             606.7
402.3
Non-recurring items
(326.8)
(18.8)             58.3
(345.6)
143.6
Amortisation and depreciation
192.8
196.0           154.4             388.8
304.5
Change in working capital
109.1
(102.3)          (125.5)
6.8
(190.3)
Royalties and taxation paid
(68.4)
(82.6)            (17.8)
(151.0)
(104.0)
Other non-cash items
303.3
56.0            (52.5)            359.3
(111.6)
Dividends paid
(20.2)
(67.4)                  -
(87.6)
(72.6)
Ordinary shareholders
-
(67.4)                  -
(67.4)
(72.6)
Non-controlling interest holders
(20.2)
-                   -
(20.2)
-
Cash flows from investing activities
(420.6)
(302.8)          (267.9)          (723.4)
(486.9)
Capital expenditure – additions
(347.4)
(302.4)          (262.1)          (649.8)
(485.4)
Capital expenditure – proceeds on disposal
1.4
3.9                0.3                5.3
0.7
Payment for FSE
(54.0)
-                   -
(54.0)
-
Royalty termination
-
-                   -                   -
(257.1)
Purchase of investments
(6.3)
(3.1)           (12.4)              (9.4)
(49.6)
Proceeds on disposal of investments
0.3
0.1               7.1                0.4
306.5
Environmental and post-retirement health care payments
(14.6)
(1.3)             (0.8)
(15.9)
(2.0)
Cash flows from financing activities
55.4
169.4           (83.2)            224.8
(15.0)
Loans received
986.4
557.4            509.1
1,543.8
942.1
Loans repaid
(940.7)
(390.1)         (595.6)
(1,330.8)
(962.1)
Non-controlling interest holders loans received
9.3
-                   -
9.3
-
Non-controlling interest holders loans repaid
(2.9)
-                   -
(2.9)
-
Shares issued
3.3
2.1                3.3               5.4
5.0
Net cash inflow/(outflow)
171.6
107.2           (71.9)           278.8
(130.0)
Translation adjustment
24.4
5.6               1.8
30.0
21.1
Cash at beginning of period
613.5
500.7           309.1           500.7
347.9
Cash at end of period
809.5
613.5           239.0            809.5
239.0
* Cash flow before financing activities and dividend payments
136.4
5.2             11.3
141.6
(42.4)
* Cash flow before financing activities is defined as the sum of cash flows from operating activities and cash flows from investing activities.

GOLD FIELDS RESULTS I 18
Reconciliation of headline earnings with net earnings
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
SOUTH AFRICAN RAND
UNITED STATES DOLLARS
Six months to
Six months to
December
2010
December
2009
December
2010
December
2009
Net (loss)/earnings
(76.3)
2,415.8
(10.7)
315.8
(Loss)/profit on sale of investments
2.5
(758.7)
0.4
(99.2)
Taxation effect on sale of investments
(0.4)
116.6
(0.1)
15.2
Profit on sale of assets
(4.9)
(1.1)
(0.7)
(0.1)
Taxation effect on sale of assets
1.9
0.5
0.1
0.1
Impairment of investments and other
-
59.9
-
7.9
Headline (loss)/earnings
(77.2)
1,833.0
(11.0)
239.7
Headline (loss)/earnings per share – cents
(11)
260
(2)
34
Based on headline (loss)/earnings as given above divided by 711,011,673
(December 2009 – 705,208,148) being the weighted average number of ordinary shares in issue.
Hedging / Derivatives
The Group’s policy is to remain unhedged to the gold price. However, hedges are sometimes undertaken on a project specific basis as follows:
• to protect cash flows at times of significant expenditure;
• for specific debt servicing requirements; and
• to safeguard the viability of higher cost operations.
Gold Fields may from time to time establish currency financial instruments to protect underlying cash flows.
South Africa forward cover contracts*
South African rand forward cover contracts were taken out to cover commitments of the South African operations in various currencies.
Outstanding at the end of December 2010 were the following contracts:
• US$/ZAR – US$2.2 million in total, with a negative marked to market value of US$0.2 million
* Do not qualify for hedge accounting and will be accounted for as derivative financial instruments in the income statement.
Debt maturity ladder
Figures are in millions unless otherwise stated
31 Dec 2011
31 Dec 2012
31 Dec 2013
1 Jan 2014
to
31 Dec 2020
Total
Committed loan facilities
(including US$ bond, preference shares and commercial paper)
Rand
million
1,496.2               1,000.0                 500.0                1,500.0              4,496.2
US dollar million 40.0 540.0 490.0 1,056.6
2,126.6
Dollar debt translated to rand 270.0 3,645.0 3,307.5 7,131.9
14,354.4
Total (R’m)
1,766.2
4,645.0
3,807.5
8,631.9
18,850.6
Utilisation – Committed loan facilities
(including US$ bond, preference shares and commercial paper)
Rand
million
1,496.2                      -                        -                         -
1,496.2
US dollar million 40.0 40.0 40.0 1,056.6
1,176.6
Dollar debt translated to rand 270.0 270.0 270.0 7,131.9
7,941.9
Total (R’m)
1,766.2
270.0
270.0
7,131.9
9,438.1
Long-term loans per balance sheet (R’m)
7,671.9
Current portion of long-term loans per balance sheet (R’m)
1,766.2
Total loans per balance sheet (R’m)
9,438.1
Exchange rate: US$1 = R6.75 being the closing rate at the end of the December 2010 quarter.

19 I GOLD FIELDS RESULTS
Operating and financial results
SOUTH AFRICAN RAND
Total
Mine
Operations
South Africa Region
Total
KDC
Beatrix
South Deep
Operating Results
Ore milled/treated (000 tonnes)
December 2010
14,498
4,159            2,525          1,028                 606
September 2010
14,510 4,059
2,627             937                 495
Financial period 29,008
8,218            5,152          1,965               1,101
Yield (grams per tonne)
December 2010
2.1
3.6                3.8             3.0                  3.9
September 2010 2.1
3.8                3.8             3.4                  4.4
Financial period
2.1
3.7                3.8             3.2                  4.1
Gold produced (kilograms)
December 2010
30,644
15,090            9,661          3,080              2,349
September 2010 31,042
15,458           10,058          3,202             2,198
Financial period 61,686
30,548           19,719          6,282             4,547
Gold sold (kilograms)
December 2010
30,449
15,090             9,661          3,080             2,349
September 2010 31,289
15,458           10,058           3,202            2,198
Financial period 61,738
30,548            19,719          6,282             4,547
Gold price received (Rand per kilogram)
December 2010
303,958
301,975          302,008       301,526         302,427
September 2010
289,329
287,929          288,010       287,633         287,989
Financial period 296,545
294,867          294,868       294,444         295,448
Total cash cost (Rand per kilogram)
December 2010
161,894
194,115          191,088        192,630        208,514
September 2010
164,898
195,627          190,863        191,599        223,294
Financial period
163,416
194,880          190,973        192,104        215,659
Notional cash expenditure (Rand per kilogram)
December 2010
242,609
279,715          253,286         248,799       428,948
September 2010 238,158
284,118          261,334         241,037       451,137
Financial period
240,369
281,943           257,391        244,842       439,675
Operating costs (Rand per tonne)
December 2010
348
713                 737               590             820
September 2010 357
758                 742               669
1,008
Financial period 352
735                 739              628              905
Financial Results (Rand million)
Revenue
December 2010
9,255.3
4,556.8
2,917.7            928.7           710.4
September 2010 9,052.8 4,450.8
2,896.8            921.0           633.0
Financial period 18,308.1
9,007.6          5,814.5         1,849.7        1,343.4
Operating costs, net
December 2010
(5,015.4)
(2,964.1)
(1,861.0)          (606.3)        (496.8)
September 2010 (5,132.0) (3,075.1)
(1,948.7)          (627.2)        (499.2)
Financial period (10,147.4)
(6,039.2)         (3,809.7)       (1,233.5)       (996.0)
- Operating costs
December 2010
(5,047.6)
(2,964.1)
(1,861.0)           (606.3)       (496.8)
September 2010
(5,173.4) (3,075.1)
(1,948.7)           (627.2)       (499.2)
Financial period (10,221.0)
(6,039.2)        (3,809.7)        (1,233.5)       (996.0)
- Gold inventory change
December 2010
32.2
-                    -                   -                -
September 2010 41.4
-                    -                   -                -
Financial period
73.6
-                    -                   -                -
Operating profit
December 2010
4,239.9
1,592.7
1,056.7             322.4         213.6
September 2010 3,920.8
1,375.7            948.1              293.8        133.8
Financial period 8,160.7 2,968.4
2,004.8              616.2        347.4
Amortisation of mining assets
December 2010
(1,291.5)
(692.1)          (431.2)            (121.8)       (139.1)
September 2010 (1,406.8)
(715.5)          (443.4)            (141.3)       (130.8)
Financial period (2,698.3)
(1,407.6)          (874.6)            (263.1)       (269.9)
Net operating profit
December 2010
2,948.4
900.6            625.5              200.6           74.5
September 2010 2,514.0
660.2            504.7              152.5             3.0
Financial period 5,462.4
1,560.8         1,130.2              353.1
77.5
Other expenses
December 2010
(114.6)
(51.5)            (32.3)
  6.5          (25.7)
September 2010 (244.1)
(136.2)            (65.1)             (16.2)         (54.9)
Financial period
(358.7)
(187.7)            (97.4)               (9.7)         (80.6)
Profit/(loss) before royalties and taxation
December 2010
2,833.8
849.1             593.2             207.1           48.8
September 2010 2,269.9
524.0             439.6             136.3          (51.9)
Financial period 5,103.7
1,373.1          1,032.8             343.4
(3.1)
Royalties, mining and income taxation
December 2010
(566.0)
83.0             108.9                 4.1          (30.0)
September 2010 (802.6)
(152.8)             (99.6)             (72.2)           19.0
Financial period (1,368.6) (69.8)
9.3               (68.1)         (11.0)
- Normal taxation
December 2010
(598.1)
(117.2)          (115.5)                (1.7)
-
September 2010 (411.5)
(31.9)            (30.9)                (1.0)
-
Financial period (1,009.6)
(149.1)          (146.4)                (2.7)
-
- Royalties
December 2010
(91.7)
(54.1)            (46.0)                (4.6)           (3.5)
September 2010 (217.6)
(46.4)            (38.6)                (4.6)           (3.2)
Financial period
(309.3)
(100.5)            (84.6)               (9.2)           (6.7)
- Deferred taxation
December 2010
123.8
254.3            270.4                10.4          (26.5)
September 2010 (173.5)
(74.5)            (30.1)              (66.6)            22.2
Financial period (49.7)
179.8            240.3               (56.2)           (4.3)
Profit/(loss) before non-recurring items
December 2010
2,267.8
932.1            702.1              211.2            18.8
September 2010 1,467.3
371.2            340.0                64.1          (32.9)
Financial period 3,735.1
1,303.3          1,042.1              275.3         (14.1)
Non-recurring items
December 2010
(1,340.1)
(1,268.4)          (878.3)             (308.2)         (81.9)
September 2010 (121.3)
(111.2)            (87.7)              (23.0)           (0.5)
Financial period (1,461.4)
(1,379.6)          (966.0)             (331.2)         (82.4)
Net profit/(loss)
December 2010
927.7
(336.3)           (176.2)             (97.0)         (63.1)
September 2010 1,346.0
260.0             252.3               41.1          (33.4)
Financial period 2,273.7
(76.3)               76.1             (55.9)          (96.5)
Net profit/(loss) excluding gains and losses on foreign
exchange, financial instruments and non-recurring
items
December 2010
2,217.9
900.1             680.7              202.8           16.6
September 2010 1,427.6
329.0             306.7                55.4
(33.1)
Financial period
3,645.5
1,229.1             987.4              258.2         (16.5)
Capital Expenditure
December 2010
(2,386.9)
(1,256.8)
(586.0)             (160.0)
(510.8)
September 2010 (2,219.5)
(1,316.8)           (679.8)            (144.6)       (492.4)
Financial period (4,606.4)
(2,573.6)         (1,265.8)            (304.6)    (1,003.2)

GOLD FIELDS RESULTS I 20
Operating and financial results
SOUTH AFRICAN RAND
West Africa Region
South
America
Region
Australasia Region
#
Ghana
Peru
Australia
Total
Tarkwa
Damang
Cerro
Corona
Total
St Ives
Agnew
Operating Results
Ore milled/treated (000 tonnes)
December 2010
7,000         5,746           1,254
1,495
1,844
1,636           208
September 2010
6,987         5,750           1,237
1,607
1,857
1,648           209
Financial period
13,987        11,496          2,491
3,102 3,701
3,284           417
Yield (grams per tonne)
December 2010
1.1             1.0             1.5
1.9
2.9
2.4            6.6
September 2010
1.1             1.0             1.4
2.0 2.6
2.2           5.3
Financial period
1.1             1.0             1.5
2.0
2.7
2.3           5.9
Gold produced (kilograms)
December 2010
7,371          5,492         1,879
2,915
5,268
3,889        1,379
September 2010
7,527          5,769         1,758
3,291 4,766
3,668        1,098
Financial period
14,898         11,261         3,637
6,206
10,034
7,557        2,477
Gold sold (kilograms)
December 2010
7,371           5,492        1,879
2,720
5,268
3,889        1,379
September 2010
7,527           5,769        1,758
3,538
4,766
3,668        1,098
Financial period
14,898          11,261        3,637
6,258 10,034
7,557        2,477
Gold price received (Rand per kilogram)
December 2010
304,830        304,534     305,695
314,522
302,980
303,934     300,290
September 2010
289,783        289,461     290,842
296,269
287,998
287,759     288,798
Financial period
297,228        296,812     298,515
304,203
295,864
296,083     295,196
Total cash cost (Rand per kilogram)
December 2010
120,174        115,004     135,285
99,853
160,004
168,192     136,911
September 2010
145,769        142,156     157,622
83,691
155,728
157,579     149,545
Financial period
133,105       128,914      146,082
90,716 157,973
163,041     142,511
Notional cash expenditure (Rand per kilogram)
December 2010
224,515       198,653      300,106
144,700
215,812
217,074      212,255
September 2010
209,061       209,378      208,020
107,900
224,990
224,782      225,683
Financial period
216,707       204,147      255,595
125,185 220,171
220,815      218,208
Operating costs (Rand per tonne)
December 2010
138              123            207
187
454
398             901
September 2010
147              132            217
170 429
377             836
Financial period
143              128            212
178
442
387             869
Financial Results (Rand million)
Revenue
December 2010
2,246.9        1,672.5         574.4
855.5
1,596.1
1,182.0          414.1
September 2010
2,181.2        1,669.9         511.3
1,048.2
1,372.6
1,055.5          317.1
Financial period
4,428.1        3,342.4       1,085.7
1,903.7 2,968.7
2,237.5          731.2
Operating costs, net
December 2010
(959.7)         (695.4)        (264.3)
(251.6)
(840.0)
(646.7)        (193.3)
September 2010
(1,051.2)         (791.4)        (259.8)
(289.9) (715.8)
(551.6)         (164.2)
Financial period
(2,010.9)       (1,486.8)       (524.1)
(541.5)
(1,555.8)
(1,198.3)        (357.5)
- Operating costs
December 2010
(965.8)          (706.8)       (259.0)
(279.8)
(837.9)
(650.4)         (187.5)
September 2010
(1,028.7)          (759.8)       (268.9)
(273.1) (796.5)
(621.7)         (174.8)
Financial period
(1,994.5)       (1,466.6)       (527.9)
(552.9)
(1,634.4)
(1,272.1)         (362.3)
- Gold inventory change
December 2010
6.1             11.4           (5.3)
28.2
(2.1)
3.7            (5.8)
September 2010
(22.5)           (31.6)
9.1 (16.8)
80.7
70.1             10.6
Financial period
(16.4)           (20.2)
3.8 11.4 78.6
73.8               4.8
Operating profit
December 2010
1,287.2          977.1          310.1
603.9
756.1
535.3           220.8
September 2010
1,130.0          878.5          251.5
758.3 656.8
503.9           152.9
Financial period
2,417.2       1,855.6          561.6
1,362.2
1,412.9
1,039.2           373.7
Amortisation of mining assets
December 2010
(146.4)          (90.2)         (56.2)
(97.3)
(355.7)
September 2010
(254.4)         (220.2)        (34.2)
(110.2) (326.7)
Financial period
(400.8)         (310.4)        (90.4)
(207.5)
(682.4)
Net operating profit
December 2010
1,140.8          886.9         253.9
506.6
400.4
September 2010
875.6           658.3        217.3
648.1
330.1
Financial period
2,016.4        1,545.2        471.2
1,154.7 730.5
Other expenses
December 2010
(34.7)            (4.0)        (30.7)
(22.6)
(5.8)
September 2010
(24.1)           (18.2)         (5.9)
(63.5) (20.3)
Financial period
(58.8)           (22.2)        (36.6)
(86.1) (26.1)
Profit before royalties and taxation
December 2010
1,106.1          882.9         223.2
484.0
394.6
September 2010
851.5          640.1         211.4
584.6 309.8
Financial period
1,957.6       1,523.0         434.6
1,068.6 704.4
Royalties, mining and income taxation
December 2010
(313.0)         (245.9)        (67.1)
(195.7)
(140.3)
September 2010
(327.8)         (248.4)        (79.4)
(206.5) (115.5)
Financial period
(640.8)         (494.3)      (146.5)
(402.2) (255.8)
- Normal taxation
December 2010
(311.0)         (218.3)        (92.7)
(169.9)
-
September 2010
(213.1)         (172.8)        (40.3)
(166.5) -
Financial period
(524.1)         (391.1)       (133.0)
(336.4) -
- Royalties
December 2010
24.5            21.3             3.2
(23.8)
(38.3)
September 2010
(109.1)          (83.5)          (25.6)
(28.4) (33.7)
Financial period
(84.6)          (62.2)          (22.4)
(52.2) (72.0)
- Deferred taxation
December 2010
(26.5)          (48.9)           22.4
(2.0)
(102.0)
September 2010
(5.6)             7.9
(13.5)               (11.6)
(81.8)
Financial period
(32.1)          (41.0)
8.9 (13.6) (183.8)
Profit before non-recurring items
December 2010
793.1          637.0           156.1
288.3
254.3
September 2010
523.7          391.7           132.0
378.1 194.3
Financial period
1,316.8        1,028.7          288.1
666.4 448.6
Non-recurring items
December 2010
(66.0)          (58.9)            (7.1)
(0.3)
(5.4)
September 2010
(1.5)           (1.5)
- - (8.6)
Financial period
(67.5)         (60.4)             (7.1)
(0.3) (14.0)
Net profit
December 2010
727.1         578.1            149.0
288.0
248.9
September 2010
522.2         390.2            132.0
378.1 185.7
Financial period
1,249.3         968.3            281.0
666.1 434.6
Net profit excluding gains and losses on
foreign exchange, financial instruments
and non-recurring items
December 2010
777.8          620.9           156.9
288.2
251.8
September 2010
525.2          393.2           132.0
378.1 195.3
Financial period
1,303.0        1,014.1          288.9
666.3 447.1
Capital Expenditure
December 2010
(689.1)         (384.2)        (304.9)
(142.0)
(299.0)
(193.8)        (105.2)
September 2010
(544.9)         (448.1)          (96.8)
(82.0)
(275.8)
(202.8)          (73.0)
Financial period
(1,234.0)         (832.3)        (401.7)
(224.0)
(574.8)
(396.6)        (178.2)
#  As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew based on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.

21 I GOLD FIELDS RESULTS
Operating and financial results
UNITED STATES DOLLARS
Total
Mine
Operations
South Africa Region
Total
KDC
Beatrix
South Deep
Operating Results
Ore milled/treated (000 tonnes)
December 2010
14,498
4,159        2,525              1,028                  606
September 2010
14,510
4,059        2,627                 937                 495
Financial period 29,008
8,218        5,152              1,965               1,101
Yield (ounces per tonne)
December 2010
0.068
0.117        0.123              0.096               0.125
September 2010 0.069
0.122        0.123              0.110               0.143
Financial period
0.068
0.120        0.123              0.103               0.133
Gold produced (000 ounces)
December 2010
985.2
485.2        310.6                99.0                75.5
September 2010 998.0
497.0        323.4               102.9                70.7
Financial period 1,983.3
982.2        634.0               202.0              146.2
Gold sold (000 ounces)
December 2010
979.0
485.2        310.6                 99.0               75.5
September 2010 1,006.0
497.0        323.4                102.9               70.7
Financial period 1,984.9
982.2        634.0                202.0             146.2
Gold price received (dollars per ounce)
December 2010
1,366
1,357        1,357                1,355             1,359
September 2010
1,223
1,217        1,217                1,216             1,217
Financial period 1,292
1,285        1,285                1,283             1,287
Total cash cost (dollars per ounce)
December 2010
728
872           859                   866               937
September 2010
697
827           807                  810                944
Financial period
712
849           832                   837               939
Notional cash expenditure (dollars per ounce)
December 2010
1,090
1,257        1,138                1,118             1,928
September 2010 1,006
1,201        1,104                1,019             1,907
Financial period
1,047
1,228        1,121                1,067             1,915
Operating costs (dollars per tonne)
December 2010
50
103           107                    85                118
September 2010 48
103           101                     91               137
Financial period 49
103           104                     88               127
Financial Results ($ million)
Revenue
December 2010
1,334.2
656.8        420.8                 133.9            102.1
September 2010 1,230.0
604.7         393.6                125.1             86.0
Financial period 2,564.2
1,261.6         814.4                259.1            188.2
Operating costs, net
December 2010
(723.9)
(428.0)       (268.8)                (87.5)           (71.7)
September 2010 (697.3)
(417.8)       (264.8)                (85.2)           (67.8)
Financial period (1,421.2)
(845.8)       (533.6)               (172.8)         (139.5)
- Operating costs
December 2010
(728.6)
(428.0)       (268.8)                 (87.5)          (71.7)
September 2010
(702.9)
(417.8)       (264.8)                 (85.2)          (67.8)
Financial period (1,431.5)
(845.8)      (533.6)                (172.8)         (139.5)
- Gold inventory change
December 2010
4.7
-               -                        -                  -
September 2010 5.6
-               -                        -                  -
Financial period
10.3
-               -                        -                  -
Operating profit
December 2010
610.3
228.8        152.0                   46.4             30.5
September 2010 532.7
186.9        128.8                   39.9             18.2
Financial period 1,143.0
415.7        280.8                   86.3             48.7
Amortisation of mining assets
December 2010
(186.8)
(99.9)        (62.2)                 (17.7)           (20.0)
September 2010 (191.1)
(97.2)        (60.2)                 (19.2)           (17.8)
Financial period (377.9)
(197.1)       (122.5)                (36.8)           (37.8)
Net operating profit
December 2010
423.5
128.9          89.7                  28.7             10.4
September 2010 341.6
89.7          68.6                   20.7              0.4
Financial period 765.0
218.6         158.3                  49.5             10.9
Other expenses
December 2010
(17.1)
(7.8)           (4.8)                   0.8             (3.8)
September 2010 (33.2)
(18.5)           (8.8)                 (2.2)             (7.5)
Financial period
(50.2)
(26.3)         (13.6)                  (1.4)           (11.3)
Profit/(loss) before royalties and taxation
December 2010
406.5
121.1          84.9                   29.6              6.6
September 2010 308.4
71.2           59.7                  18.5             (7.1)
Financial period 714.8
192.3          144.6                 48.1             (0.4)
Royalties, mining and income taxation
December 2010
(82.6)
11.0           14.8                   0.3             (4.1)
September 2010 (109.0)
(20.8)         (13.5)                 (9.8)
2.6
Financial period (191.7)
(9.8)            1.3
(9.5) (1.5)
- Normal taxation
December 2010
(85.5)
(16.5)         (16.3)                 (0.2)
-
September 2010 (55.9)
(4.3)           (4.2)                 (0.1)
-
Financial period (141.4)
(20.9)         (20.5)                 (0.4)
-
- Royalties
December 2010
(13.8)
(7.8)           (6.6)                 (0.7)            (0.5)
September 2010 (29.6)
(6.3)           (5.2)                 (0.6)            (0.4)
Financial period
(43.3)
(14.1)         (11.8)                 (1.3)            (0.9)
- Deferred taxation
December 2010
16.6
35.3            37.7                  1.2            (3.6)
September 2010 (23.6)
(10.1)           (4.1)                 (9.0)             3.0
Financial period (7.0)
25.2           33.7                  (7.9)           (0.6)
Profit/(loss) before non-recurring items
December 2010
323.9
132.1           99.8                  29.8             2.5
September 2010 199.4
50.4           46.2                    8.7           (4.5)
Financial period 523.1
182.5         146.0                  38.6           (2.0)
Non-recurring items
December 2010
(188.2)
(178.1)        (123.4)               (43.3)          (11.5)
September 2010 (16.5)
(15.1)         (11.9)                  (3.1)           (0.1)
Financial period (204.7)
(193.2)       (135.3)                 (46.4)         (11.5)
Net profit/(loss)
December 2010
135.7
(46.0)         (23.6)                 (13.4)           (9.0)
September 2010 182.9
35.3           34.3                    5.6            (4.5)
Financial period 318.4
(10.7)           10.7                  (7.8)
(13.5)
Net profit/(loss) excluding gains and losses on foreign
exchange, financial instruments and non-recurring
items
December 2010
316.6
127.4           96.6                  28.6             2.2
September 2010 194.0
44.7           41.7                    7.5            (4.5)
Financial period
510.6
172.1         138.3                  36.2            (2.3)
Capital Expenditure
December 2010
(343.6)
(181.5)
(84.9)               (23.0)
(73.6)
September 2010 (301.6)
(178.9)          (92.4)               (19.6)           (66.9)
Financial period (645.2)
(360.4)        (177.3)               (42.7)          (140.5)
Average exchange rates were US$1 = R6.92 and US$1 = R7.36 for the December 2010 and the September 2010 quarters respectively.
The Australian dollar exchange rates were A$1 = R6.81 and A$1 = R6.59 for the December 2010 and the September 2010 quarters respectively.

GOLD FIELDS RESULTS I 22
Operating and financial results
UNITED STATES DOLLARS
West Africa Region
South
America
Region
Australasia Region
AUSTRALIAN DOLLARS
Ghana
Peru
Australia
#
Australasia Region
#
Total
Tarkwa
Damang
Cerro
Corona
Total
St Ives
Agnew             Total
St Ives
Agnew
Operating Results
Ore milled/treated
December 2010
7,000     5,746
1,254
1,495
1,844
1,636
208
1,844
1,636
208
(000 tonnes) September 2010
6,987     5,750
1,237 1,607 1,857 1,648 209 1,857 1,648 209
Financial period
13,987   11,496
2,491 3,102 3,701 3,284 417 3,701 3,284 417
Yield (ounces per tonne)
December 2010
0.034     0.031
0.048
0.063
0.092
0.076
0.213
0.092
0.076
0.213
September 2010
0.035     0.032
0.046 0.066 0.083 0.072 0.169 0.083 0.072 0.169
Financial period
0.034     0.031
0.047
0.064
0.087 0.074 0.191 0.087 0.074 0.191
Gold produced (000 ounces)
December 2010
237.0     176.6
60.4
93.7
169.4
125.1
44.3
169.4
125.1
44.3
September 2010
242.0     185.5
56.5 105.8 153.2 117.9 35.3 153.2 117.9 35.3
Financial period
478.9     362.0
116.9 199.5 322.6 243.0 79.6 322.6 243.0 79.6
Gold sold (000 ounces)
December 2010
237.0     176.6
60.4
87.5
169.4
125.1
44.3
169.4
125.1
44.3
September 2010
242.0     185.5
56.5 113.7 153.2 117.9 35.3 153.2 117.9 35.3
Financial period
478.9     362.0
116.9 201.2 322.6 243.0 79.6 322.6 243.0 79.6
Gold price received
December 2010
1,370     1,369
1,374
1,414
1,362
1,366
1,350
1,384
1,388
1,372
(dollars per ounce) September 2010
1,225     1,223
1,229 1,252 1,217 1,216 1,220 1,359 1,358 1,363
Financial period
1,295     1,293
1,300 1,325 1,289 1,290 1,286 1,373 1,375 1,370
Total cash cost
December 2010
540        517
608
449
719
756
615
731
768
625
(dollars per ounce) September 2010
616        601
666 354 658 666 632 735 744 706
Financial period
580        562
636 395 688 710 621 733 757 662
Notional cash expenditure
December 2010
1,009        893
1,349
650
970
976
954
986
991
969
(dollars per ounce) September 2010
883        885
879 456 951 950 954 1,062 1,061 1,065
Financial period
944        889
1,113 545 959 962 951 1,022 1,025 1,013
Operating costs
December 2010
20         18
30
27
66
57
130
67
58
132
(dollars per tonne) September 2010
20         18
30 23 58 51 114 65 57 127
Financial period
20         18
30
25
62 54 122 66 58 130
Financial Results ($ million)
Revenue
December 2010
323.8    241.2
82.6
124.2
229.3
170.0
59.3
234.8
173.8
61.0
September 2010
296.4    226.9
69.5 142.4 186.5 143.4 43.1 208.3 160.2 48.1
Financial period
620.2    468.1
152.1 266.6 415.8 313.4 102.4 443.1 334.0 109.1
Operating costs, net
December 2010
(138.8)  (100.7)
(38.1)
(36.5)
(120.6)
(92.9)
(27.8)        (123.6)
(95.1)
(28.4)
September 2010
(142.8)  (107.5)
(35.3) (39.4) (97.3) (74.9)
(22.3)        (108.6)
(83.7) (24.9)
Financial period
(281.6)  (208.2)
(73.4) (75.8) (217.9) (167.8)
(50.1)        (232.2)
(178.9) (53.4)
- Operating costs
December 2010
(139.6)  (102.2)
(37.4)
(40.3)
(120.7)
(93.7)
(27.0)        (123.1)
(95.5)
(27.5)
September 2010
(139.8)  (103.2)
(36.5) (37.1) (108.2) (84.5)
(23.8)        (120.9)
(94.3) (26.5)
Financial period
(279.3)  (205.4)
(73.9) (77.4) (228.9) (178.2)
(50.7)        (243.9)
(189.9) (54.1)
- Gold inventory change
December 2010
0.8        1.5
(0.7)
3.9
-
0.8
(0.8)
(0.5)
0.4
(0.9)
September 2010
(3.1)      (4.3)
1.2 (2.3) 11.0 9.5 1.4 12.2 10.6 1.6
Financial period
(2.3)      (2.8)
0.5 1.6 11.0 10.3 0.7 11.7 11.0 0.7
Operating profit
December 2010
185.0    140.5
44.5
87.8
108.6
77.1
31.6
111.2
78.6
32.6
September 2010
153.5    119.4
34.2 103.0 89.2 68.5 20.8 99.7 76.5 23.2
Financial period
338.5    259.9
78.7 190.8 197.9 145.5 52.3 210.9 155.1 55.8
Amortisation of mining
December 2010
(21.6)    (13.6)
(8.0)
(14.1)
(51.2)
(52.3)
assets
September 2010
(34.6)    (29.9)
(4.6) (15.0) (44.4) (49.6)
Financial period
(56.1)    (43.5)
(12.7) (29.1) (95.6) (101.9)
Net operating profit
December 2010
163.4    127.0
36.5
73.7
57.5
58.9
September 2010
119.0      89.4
29.5 88.1 44.9 50.1
Financial period
282.4    216.4
66.0 161.7 102.3 109.0
Other expenses
December 2010
(5.0)     (0.6)
(4.3)
(3.4)
(0.9)
(0.8)
September 2010
(3.3)     (2.5)
(0.8) (8.6) (2.8) (3.1)
Financial period
(8.2)     (3.1)
(5.1) (12.1) (3.7) (3.9)
Profit before royalties and
December 2010
158.5   126.3
32.1
70.2
56.6
58.1
taxation
September 2010
115.7    87.0
28.7 79.4 42.1 47.0
Financial period
274.2   213.3
60.9 149.7 98.7 105.1
Royalties, mining and
income taxation
December 2010
(45.2)   (35.5)
(9.7)
(28.3)
(20.1)
(20.7)
September 2010
(44.5)   (33.8)
(10.8) (28.1) (15.7) (17.5)
Financial period
(89.7)   (69.2)
(20.5) (56.3) (35.8) (38.2)
- Normal taxation
December 2010
(44.4)   (31.3)
(13.2)
(24.5)
-
-
September 2010
(29.0)   (23.5)
(5.5) (22.6) - -
Financial period
(73.4)   (54.8)
(18.6) (47.1) - -
- Royalties
December 2010
3.0      2.6
0.3
(3.5)
(5.5)
(5.6)
September 2010
(14.8)   (11.3)
(3.5) (3.9) (4.6) (5.1)
Financial period
(11.8)    (8.7)
(3.1) (7.3) (10.1) (10.7)
- Deferred taxation
December 2010
(3.7)    (6.8)
3.1
(0.3)
(14.6)
(15.0)
September 2010
(0.8)      1.1
(1.8) (1.6) (11.1) (12.4)
Financial period
(4.5)    (5.7)
1.2 (1.9) (25.7) (27.4)
Profit before
December 2010
113.3    90.9
22.4
42.0
35.6
37.5
non-recurring items
September 2010
71.2    53.2
17.9
51.4
26.4 29.5
Financial period
184.4  144.1
40.4 93.3 62.8 67.0
Non-recurring items
December 2010
(9.2)    (8.3)
(1.0)
-
(0.8)
(0.8)
September 2010
(0.2)    (0.2)
- - (1.2) (1.3)
Financial period
(9.5)    (8.5)
(1.0) - (2.0) (2.1)
Net profit
December 2010
104.0    82.6
21.4
41.9
36.9
36.7
September 2010
71.0    53.0
17.9 51.4 25.2 28.2
Financial period
175.0   135.6
39.4 93.3 60.9 64.8
Net profit excluding gains and
losses on foreign exchange,
financial instruments and
non-recurring items
December 2010
111.1    88.6
22.5
41.9
36.1
37.1
September 2010
71.4    53.4
17.9 51.4 26.5 29.6
Financial period
182.5   142.0
40.5
93.3
62.6 66.7
Capital Expenditure
December 2010
(98.8)   (55.7)
(43.1)
(20.2)
(43.0)
(28.0)
(15.0)
(43.9)
(28.4)
(15.5)
September 2010
(74.0)   (60.9)
(13.2) (11.1) (37.5) (27.6) (9.9) (41.9) (30.8) (11.1)
Financial period
(172.8)  (116.6)
(56.3)
(31.4)
(80.5) (55.5) (25.0) (85.8) (59.2) (26.6)
# As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.
Figures may not add as they are rounded independently.

23 I GOLD FIELDS RESULTS
Total cash cost
Gold Industry Standards Basis
Figures are in South African rand millions unless otherwise stated
Total
Mine
Operations
South Africa Region
West Africa Region
South
America
Region
Australasia Region
Ghana
Peru
Australia
Total
KDC
Beatrix
South
Deep
Total
Tarkwa
Damang
Cerro
Corona
Total
St Ives
Agnew
Operating costs
(1)
Dec
2010
(5,047.6)
(2,964.1) (1,861.0)
(606.3)
(496.8)
(965.8)
(706.8)
(259.0)
(279.8)
(837.9)   (650.4)
(187.5)
Sep 2010 (5,173.4) (3,075.1) (1,948.7) (627.2) (499.2) (1,028.7) (759.8) (268.9) (273.1)
(796.5)   (621.7)
(174.8)
Financial period (10,221.0) (6,039.2) (3,809.7) (1,233.5) (996.0) (1,994.5) (1,466.6) (527.9) (552.9) (1,634.4) (1,272.1) (362.3)
Gold-in-process and
Dec 2010
21.2
-             -
-
-
3.2
7.4
(4.2)
19.8
(1.8)
2.7
(4.5)
inventory change* Sep 2010 25.3
-             -
- - (22.1) (30.1) 8.0
(11.9) 59.3
51.4 7.9
Financial period 46.5
-             -
- - (18.9) (22.7) 3.8 7.9 57.5 54.1 3.4
Less:
Dec 2010
(28.8)
(23.5)      (16.7)
(4.5)
(2.3)
(1.1)
(0.9)
(0.2)
(0.9)
(3.3)
(2.7)
(0.6)
Rehabilitation costs Sep 2010 (28.6)
(23.4)      (16.7)
(4.4) (2.3) (1.3) (1.1) (0.2) (0.9) (3.0) (2.5) (0.5)
Financial period (57.4)
(46.9)      (33.4)
(8.9) (4.6) (2.4) (2.0) (0.4)
(1.8) (6.3)
(5.2) (1.1)
Production taxes
Dec 2010
(8.3)
(8.3)       (5.7)
(1.1)
(1.5)
-
-
-
-
-
-
-
Sep 2010 (8.4)
(8.4)      (5.5)
(1.3) (1.6) - - - - - - -
Financial period (16.7)
(16.7)     (11.2)
(2.4) (3.1) - - - - - - -
General and admin
Dec 2010
(159.8)
(65.5)     (44.2)
(13.1)
(8.2)
(51.2)
(45.6)
(5.6)
(11.3)
(31.8)
(19.7)
(12.1)
Sep 2010 (177.6)
(74.1)     (50.9)
(13.9) (9.3) (61.4) (52.2) (9.2) (16.4) (25.7) (15.5) (10.2)
Financial period (337.4)
(139.6)     (95.1)
(27.0) (17.5) (112.6) (97.8) (14.8) (27.7) (57.5) (35.2) (22.3)
Cash operating costs
Dec 2010
(4,829.5)
(2,866.8) (1,794.4)
(587.6)
(484.8)
(910.3)
(652.9)
(257.4)
(247.8)
(804.6)
(625.3)
(179.3)
Sep 2010 (4,933.5) (2,969.2) (1,875.6) (607.6) (486.0) (988.1) (736.6) (251.5)
(267.7) (708.5)
(552.3) (156.2)
Financial period (9,763.0) (5,836.0) (3,670.0) (1,195.2) (970.8) (1,898.4) (1,389.5) (508.9)
(515.5) (1,513.1) (1,177.6)
(335.5)
Plus:
Dec 2010
(8.3)
(8.3)      (5.7)
(1.1)
(1.5)
-
-
-
-
-
-
-
Production taxes Sep 2010 (8.4)
(8.4)     (5.5)
(1.3) (1.6) - - - - - - -
Financial period (16.7)
(16.7)     (11.2)
(2.4) (3.1) - - - - - - -
Royalties
Dec 2010
(91.7)
(54.1)     (46.0)
(4.6)
(3.5)
24.5
21.3
3.2
(23.8)
(38.3)
(28.8)
(9.5)
Sep 2010 (217.6)
(46.4)     (38.6)
(4.6) (3.2) (109.1) (83.5) (25.6) (28.4) (33.7) (25.7) (8.0)
Financial period (309.3)
(100.5)     (84.6)
(9.2) (6.7) (84.6) (62.2) (22.4) (52.2) (72.0) (54.5) (17.5)
TOTAL CASH COST
(2)
Dec 2010  (4,929.5)
(2,929.2) (1,846.1)
(593.3)
(489.8)
(885.8)
(631.6)
(254.2)
(271.6)
(842.9)
(654.1)
(188.8)
Sep 2010 (5,159.5) (3,024.0) (1,919.7) (613.5) (490.8) (1,097.2) (820.1) (277.1)
(296.1) (742.2)
(578.0) (164.2)
Financial period (10,089.0) (5,953.2) (3,765.8) (1,206.8) (980.6) (1,983.0) (1,451.7) (531.3) (567.7) (1,585.1) (1,232.1) (353.0)
Plus:
Dec 2010
(1,280.5)
(692.1)   (431.2)
(121.8)
(139.1)
(143.5)
(86.2)
(57.3)
(88.9)
(356.0)
Amortisation* Sep 2010 (1,390.7)
(715.5)   (443.4)
(141.3) (130.8) (254.8) (221.7) (33.1) (115.1) (305.3)
Financial period (2,671.2)
(1,407.6)   (874.6)
(263.1) (269.9) (398.3) (307.9) (90.4)
(204.0) (661.3)
Rehabilitation
Dec 2010
(28.8)
(23.5)    (16.7)
(4.5)
(2.3)
(1.1)
(0.9)
(0.2)
(0.9)
(3.3)
Sep 2010 (28.6)
(23.4)    (16.7)
(4.4) (2.3) (1.3) (1.1) (0.2) (0.9) (3.0)
Financial period (57.4)
(46.9)    (33.4)
(8.9) (4.6) (2.4) (2.0) (0.4) (1.8) (6.3)
TOTAL PRODUCTION
Dec 2010  (6,238.8)   (3,644.8) (2,294.0)
(719.6)
(631.2) (1,030.4)
(718.7)
(311.7)
(361.4)
(1,202.2)
COST
(3)
Sep 2010  (6,578.8)    (3,762.9) (2,379.8)
(759.2) (623.9) (1,353.3) (1,042.9) (310.4) (412.1) (1,050.5)
Financial period (12,817.6) (7,407.7) (4,673.8) (1,478.8) (1,255.1) (2,383.7) (1,761.6) (622.1) (773.5) (2,252.7)
Gold sold
Dec 2010
979.0
485.2      310.6
99.0
75.5
237.0
176.6
60.4
87.5
169.4     125.1
44.3
– thousand ounces
Sep 2010 1,006.0
497.0     323.4
102.9 70.7 242.0 185.5 56.5 113.7
153.2     117.9
35.3
Financial period 1,984.9
982.1     634.0
202.0 146.2 479.0 362.0 116.9 201.2 322.6 243.0 79.6
TOTAL CASH COST
Dec 2010
728
872        859
866
937
540
517
608
449
719
756
615
– US$/oz
Sep 2010 697
827        807
810 944 616 601 666 354 658 666 632
Financial period 712
849        832
837 939 580 562 636 395 688 710 621
TOTAL CASH COST
Dec 2010
161,894
194,115 191,088
192,630
208,514
120,174
115,004
135,285
99,853
160,004 168,192
136,911
– R/kg
Sep 2010    164,898
195,627 190,863 191,599 223,294 145,769 142,156 157,622 83,691 155,728 157,579 149,545
Financial period  163,416
194,880 190,973 192,104 215,659 133,105 128,914 146,082 90,716 157,973 163,041 142,511
TOTAL PRODUCTION
Dec 2010
921
1,086     1,067
1,050
1,208
628
588
746
597
1,026
COST – US$/oz
Sep 2010 889
1,029     1,000
1,002 1,200 760 764 746
492 931
Financial period 904
1,056     1,033
1,025 1,202 697 681 745 538 978
TOTAL PRODUCTION Dec 2010
204,893
241,537 237,450
233,636
268,710
139,791
130,863
165,886
132,868
228,208
COST – R/kg
Sep 2010   210,259
243,427 236,608 237,102 283,849 179,793 180,777 176,564 116,478 220,415
Financial period  207,613
242,494 237,020 235,403 276,028 160,001 156,434 171,048 123,602 224,507
DEFINITIONS
Total cash cost and Total production cost are calculated in accordance with the Gold Institute Industry standard.
(1)
Operating costs – All gold mining related costs before amortisation/depreciation, changes in gold inventory, taxation and non-recurring items.
(2)
Total cash cost – Operating costs less off-mine costs, which include general and administration costs, as detailed in the table above.
(3)
Total production cost – Total cash cost plus amortisation/depreciation and rehabilitation provisions, as detailed in the table above.
* Adjusted for amortisation/depreciation (non-cash item) excluded from gold-in-process change.
Average exchange rates were US$1 = R6.92 and US$1 = R7.36 for the December 2010 and the September 2010 quarters respectively. Six months to December
2010 US$ = R7.14 and A$ = 6.70.

GOLD FIELDS RESULTS I 24
Capital expenditure
Figures are in South African rand millions unless otherwise stated
Total
Mine
Operations
South Africa Region
West Africa Region
South
America
Region
Australasia Region
Ghana
Peru
Australia
Total
KDC
Beatrix
South
Deep
Total
Tarkwa
Damang
Cerro
Corona
Total
St
Ives
Agnew
Sustaining capital
December 2010   (1,763.9)
(741.9)    (581.9)
(160.0)
-       (670.8)
(384.2)
(286.6)
(142.0)
(209.2)
(127.5)
(81.7)
September
2010
(1,602.5)
(796.1)    (651.5)
(144.6)
-       (519.7)
(448.1)
(71.6)
(82.0)
(204.7)
(148.6)
(56.1)
Financial
period
(3,366.4)
(1,538.0) (1,233.4)
(304.6)
-    (1,190.5)
(832.3)
(358.2)
(224.0)
(413.9)
(276.1)
(137.8)
Project capital
December 2010
(510.8)
(510.8)            -
-
(510.8)
-
-
-
-
-
-
-
September
2010
(492.4)
(492.4)            -
-
(492.4)
-
-
-
-
-
-
-
Financial
period
(1,003.2)
(1,003.2)           -
-  (1,003.2)
-
-
-
-
-
-
-
Uranium capital
December 2010
(4.1)
(4.1)       (4.1)
-
-
-
-
-
-
-
-
-
September
2010
(28.3)
(28.3)     (28.3)
-
-
-
-
-
-
-
-
-
Financial
period
(32.4)
(32.4)     (32.4)
-
-
-
-
-
-
-
-
-
Brownfields
December 2010
(108.1)
-            -
-
-
(18.3)
-
(18.3)
-
(89.8)
(66.3)
(23.5)
exploration               September
2010
(96.3)
-            -
-
-
(25.2)
-
(25.2)
-
(71.1)
(54.2)
(16.9)
Financial
period
(204.4)
-            -
-
-
(43.5)
-
(43.5)
-
(160.9)
(120.5)
(40.4)
Total capital
December 2010  (2,386.9)
(1,256.8)   (586.0)
(160.0)
(510.8)
(689.1)
(384.2)
(304.9)
(142.0)
(299.0)
(193.8)
(105.2)
expenditure              September
2010
(2,219.5)
(1,316.8)   (679.8)
(144.6)
(492.4)
(544.9)
(448.1)
(96.8)
(82.0)
(275.8)
(202.8)
(73.0)
Financial
period
(4,606.4)
(2,573.6) (1,265.8)
(304.6) (1,003.2)
(1,234.0)
(832.3)
(401.7)
(224.0)
(574.8)
(396.6)
(178.2)
Notional cash expenditure
##
Figures are in South African rand millions unless otherwise stated
Total
Group
South Africa Region
West Africa Region
South
America
Region
Australasia Region
Corporate
Ghana
Peru
Australia
Total
KDC
Beatrix
South
Deep
Total
Tarkwa Damang
Cerro
Corona
Total
St
Ives
Agnew
Operating costs
December 2010  (5,047.6)  (2,964.1)  (1,861.0)
(606.3)
(496.8)    (965.8)
(706.8)
(259.0)
(279.8)    (837.9)    (650.4)
(187.5)
-
September
2010
(5,173.4)  (3,075.1)  (1,948.7)
(627.2)
(499.2)
(1,028.7)
(759.8)
(268.9)
(273.1)     (796.5)    (621.7)
(174.8)
-
Financial
period
(10,221.0)  (6,039.2)  (3,809.7) (1,233.5)
(996.0)
(1,994.5) (1,466.6)
(527.9)
(552.9)  (1,634.4)  (1,272.1)
(362.3)
-
Capital
December 2010  (2,414.4)  (1,256.8)    (586.0)
(160.0)
(510.8)     (689.1)
(384.2)
(304.9)
(142.0)     (299.0)    (193.8)
(105.2)
(27.5)
expenditure
September 2010  (2,225.4)  (1,316.8)    (679.8)
(144.6)
(492.4)
(544.9)
(448.1)
(96.8)
(82.0)     (275.8)    (202.8)
(73.0)
(5.9)
Financial
period
(4,639.8)  (2,573.6)  (1,265.8)
(304.6) (1,003.2)
(1,234.0)
(832.3)
(401.7)
(224.0)     (574.8)   (396.6)
(178.2)
(33.4)
Notional cash
December 2010   243,506    279,715   253,286 248,799 428,948   224,515  198,653  300,106
144,700    215,812  217,074
212,255
-
expenditure
September 2010  238,348    284,118   261,334 241,037 451,137
209,061  209,378 208,020
107,900    224,990  224,782
225,683
-
– R/kg
Financial period   240,910    281,943   257,391 244,842 439,675
216,707  204,147 255,595
125,185    220,171  220,815
218,208
-
Notional cash
December 2010
1,094
1,257      1,138
1,118
1,928       1,009
893
1,349
650
970         976
954
-
expenditure           September
2010
1,007
1,201      1,104
1,019
1,907
883
885
879
456
951         950
954
-
– US$/oz
Financial period
1,049
1,228      1,121
1,067
1,915
944
889
1,113
545
959         962
951
-
##
Notional cash expenditure (NCE) per kilogram (ounce) = operating costs plus capital expenditure divided by gold produced.

25 I GOLD FIELDS RESULTS
Underground and surface
South African rand and metric units
Total
Mine
Operations
South Africa Region
West Africa Region
South
America
Region
Australasia Region
Ghana
Peru
Australia
Operating Results
Total
KDC
Beatrix
South
Deep
#
Total
Tarkwa Damang
Cerro
Corona
Total
St Ives
Agnew
Ore milled/treated (000 tonne)
- underground
December 2010
3,133         2,533     1,350
666
517
-
-
-
-
600
434
166
September 2010
3,086         2,531     1,370
686
475
-
-
-
-
555
410
145
Financial period
6,219         5,064     2,720
1,352
992
-
-
-
-
1,155
844
311
- surface
December 2010
11,365         1,626     1,175
362
89
7,000
5,746
1,254
1,495
1,244
1,202
42
September 2010
11,424         1,528     1,257
251
20
6,987
5,750
1,237
1,607
1,302
1,238
64
Financial period
22,789         3,154     2,432
613
109
13,987
11,496
2,491
3,102
2,546
2,440
106
- total
December 2010
14,498         4,159     2,525
1,028
606
7,000
5,746
1,254
1,495
1,844
1,636
208
September 2010
14,510         4,059     2,627
937
495
6,987
5,750
1,237
1,607
1,857
1,648
209
Financial period
29,008         8,218     5,152
1,965
1,101
13,987
11,496
2,491
3,102
3,701
3,284
417
Yield (grams per tonne)
- underground
December 2010
5.5            5.5        6.6
4.4
5.1
-
-
-
-
5.4
4.4
8.2
September 2010
5.6            5.7        6.6
4.5
5.9
-
-
-
-
5.4
4.7
7.4
Financial period
5.6            5.6        6.6
4.4
5.5
-
-
-
-
5.4
4.6
7.8
- surface
December 2010
1.2            0.6        0.7
0.4
1.1
1.1
1.0
1.5
1.9
1.6
1.7
0.6
September
2010
1.2            0.7        0.8
0.5
0.5
1.1
1.0
1.4
2.0
1.3
1.4
0.3
Financial
period
1.2            0.7        0.7
0.5
1.0
1.1
1.0
1.5
2.0
1.5
1.5
0.4
- combined
December 2010
2.1            3.6       3.8
3.0
3.9
1.1
1.0
1.5
1.9
2.9
2.4
6.6
September 2010
2.1            3.8       3.8
3.4
4.4
1.1
1.0
1.4
2.0
2.6
2.2
5.3
Financial period
2.1            3.7       3.8
3.2
4.1
1.1
1.0
1.5
2.0
2.7
2.3
5.9
Gold produced (kilograms)
- underground
December 2010
17,299
14,041   8,861
2,925
2,255
-
-
-
-
3,258
1,905
1,353
September 2010
17,359
14,335   9,071
3,076
2,188
-
-
-
-
3,024
1,945
1,079
Financial period
34,658
28,376 17,932
6,001
4,443
-
-
-
-
6,282
3,850
2,432
- surface
December 2010
13,345          1,049      800
155
94
7,371
5,492
1,879
2,915
2,010
1,984
26
September
2010
13,683          1,123      987
126
10
7,527
5,769
1,758
3,291
1,742
1,723
19
Financial
period
27,028          2,172   1,787
281
104
14,898
11,261
3,637
6,206
3,752
3,707
45
- total
December 2010
30,644
15,090   9,661
3,080
2,349
7,371
5,492
1,879
2,915
5,268
3,889
1,379
September 2010
31,042
15,458 10,058
3,202
2,198
7,527
5,769
1,758
3,291
4,766
3,668
1,098
Financial period
61,686
30,548 19,719
6,282
4,547
14,898
11,261
3,637
6,206
10,034
7,557
2,477
Operating costs (Rand per tonne)
- underground
December 2010
1,061         1,120    1,304
880
947
-
-
-
-
811
703
1,092
September
2010
1,091         1,160    1,333
892
1,050
-
-
-
-
778
639
1,172
Financial period
1,076         1,140    1,319
886
996
-
-
-
-
795
672
1,129
- surface
December 2010
152
78       85
55
80
138
123
207
187
283
287
150
September
2010
158
91       98
62
30
147
132
217
170
280
291
77
Financial period
155
84       92
58
71
143
128
212
178
281
289
106
- total
December 2010
348             713     737
590
820
138
123
207
187
454
398
901
September 2010
357             758     742
669
1,008
147
132
217
170
429
377
836
Financial period
352             735     739
628
905
143
128
212
178
442
387
869
# December quarter includes 75,000 tonnes (September quarter includes 105,000 tonnes) of waste processed from underground. In order to show the yield based on ore mined, the calculation of the yield at South Deep only, excludes the underground waste.

GOLD FIELDS RESULTS I 26
Development results
Development values represent the actual results of sampling and no allowance has been made for any adjustments which may be necessary when estimating ore reserves. All figures below exclude shaft sinking metres, which are reported separately where appropriate.
KDC
December 2010 quarter
September 2010 quarter Financial period
Reef
Carbon
Leader
Kloof
Main
VCR
Carbon
Leader
Kloof Main VCR
Carbon
Leader
Kloof Main VCR
Advanced                                   (m)
4,992
76
1,186
5,722
5,213         123
1,043 5,575
10,205         199
2,229 11,297
Advanced on reef (m)
901
-
307
849
797            2
278 903
1,698             2
585 1,752
Sampled                                     (m)
711
-
399
732
663            3
377 774
1,374             3
776 1,506
Channel width (cm)
74
-
97
141
59         195          69         108          67         195         83        124
Average value - (g/t)
24.6
-
5.4
18.7
34.9        11.2       12.8        25.5        28.9        11.2       8.4       21.7
- (cm.g/t)
1,813
-
523
2,648
  2,048      2,184        878      2,744       1,926      2,184      696     2,696
Beatrix
December 2010 quarter
September 2010 quarter Financial period
Reef
Beatrix
Kalkoenkrans
Beatrix Kalkoenkrans
Advanced                                   (m)
4,436
1,755
4,779                    1,707                  9,215                3,462
Advanced on reef (m)
1,196
426
1,554                       296
2,750                  722
Sampled                                     (m)
1,290
411
1,593                       285
2,883                  696
Channel width (cm)
101
101
111                         92
107                    97
Average value - (g/t)
8.1
17.5
7.9                      15.3                     8.0                 16.7
- (cm.g/t)
815
1,763
  881                    1,409                     852               1,618
South Deep
December 2010 quarter
September 2010 quarter Financial period
Reef
Elsburgs
1,2
Elsburgs
1,2
Elsburgs
1,2
Main Advanced (m)
3,096
2,982                                             6,078
-   Main above 95 level
(m)
1,987
1,774                                             3,761
-   Main below 95 level
(m)
1,103
1,181                                             2,284
-   Shaft sinking
(m)
6
27                                                  33
Advanced on reef (m)
1,909
1,664                                             3,573
-   Square metres effectively
de-stressed
(m
2)
1,317
1,827                                             3,144
-   Reserve value de-stressed
(g/t)
7.0
7.4                                                7.2
1) Trackless development in the Elsburg reefs is evaluated by means of the resource model.
2) Full channel width not fully exposed in development, hence not reported.

Administration and corporate information
Corporate Secretary
Cain Farrel
Tel: (+27)(11)
562 9742
Fax: (+27)(11) 562 9829
e-mail: cain.farrel@goldfields.co.za
Investor Enquiries
Willie Jacobsz
Tel:
(+508) 839 1188
Mobile: (+857) 241 7127
e-mail: willie.jacobsz@gfexpl.com
Nikki Catrakilis-Wagner
Tel:
(+2711) 562 9706
Mobile: (+27) 83 309 6720
e-mail: nikki.catrakilis-
wagner@goldfields.co.za
Media Enquiries
Sven Lunsche
Tel:
(+2711) 562 9763
Mobile: (+27) 83 260 9279
e-mail: sven.lunsche@goldfields.co.za
Transfer Secretaries
South Africa
Computershare Investor Services
(Proprietary) Limited
Ground Floor
70 Marshall Street
Johannesburg, 2001
P O Box 61051
Marshalltown, 2107
Tel:       (+27)(11) 370 5000
Fax:      (+27)(11) 688 5248
United Kingdom
Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
England
Tel: 0871 664 0300 [calls cost 10p a minute
plus network extras, lines are open
8.30am-5.30pm Mon-Fri] or
[from overseas] +44 20 8639 3399
Fax:    +44 20 8658 3430
e-mail: ssd@capitaregistrars.com
Website
http://www.goldfields.co.za
Listings
JSE / NYSE / NASDAQ Dubai: GFI
NYX: GFLB
SWX: GOLI
Forward looking statements
Certain statements in this document constitute
“forward looking statements” within the meaning of
Section 27A of the US Securities Act of 1933 and
Section 21E of the US Securities Exchange Act of
1934.
Such forward looking statements involve known and
unknown risks, uncertainties and other important
factors that could cause the actual results,
performance or achievements of the company to be
materially different from the future results,
performance or achievements expressed or implied
by such forward looking statements. Such risks,
uncertainties and other important factors include
among others: economic, business and political
conditions in South Africa, Ghana, Australia, Peru
and elsewhere; the ability to achieve anticipated
efficiencies and other cost savings in connection
with past and future acquisitions, exploration and
development activities; decreases in the market
price of gold and/or copper; hazards associated with
underground and surface gold mining; labour
disruptions; availability, terms and deployment of
capital or credit; changes in government regulations,
particularly environmental regulations and new
legislation affecting mining and mineral rights;
changes in exchange rates, currency devaluations,
inflation and other macro-economic factors;
industrial action; temporary stoppages of mines for
safety and unplanned maintenance reasons; and
the impact of the AIDS crisis in South Africa. These
forward looking statements speak only as of the
date of this document.
The company undertakes no obligation to update
publicly or release any revisions to these forward
looking statements to reflect events or
circumstances after the date of this document or to
reflect the occurrence of unanticipated events.
Registered Office
Johannesburg
Gold Fields Limited
150 Helen Road
Sandown
Sandton
2196
Postnet Suite 252
Private Bag X30500
Houghton 2041
Tel:
(+27)(11) 562 9700
Fax: (+27)(11) 562 9829
Office of the United Kingdom
Secretaries
London
St James’s Corporate Services Limited
6 St James’s Place
London SW1A 1NP
United Kingdom
Tel:
(+44)(20) 7499 3916
Fax: (+44)(20) 7491 1989
American Depository Receipts Transfer
Agent
Bank of New York Mellon
BNY Mellon Shareowner Services
P O Box 358516
Pittsburgh, PA15252-8516
US toll-free telephone: (1)(888) 269 2377
Tel:
(+1) 201 680 6825
e-mail: shrrelations@bnymellon.com
Gold Fields Limited
Incorporated in the Republic of South
Africa
Registration number 1968/004880/06
Share code: GFI
Issuer code: GOGOF
ISIN – ZAE 000018123
Directors
M A Ramphele (Chair) °
N J Holland *· (Chief Executive Officer)
PA Schmidt · (Chief Financial Officer)
K Ansah
#
°
CA Carolus°
R Dañino **°
A R Hill °
R P Menell °
D N Murray °
D M J Ncube °
R L Pennant-Rea *°
C I von Christierson °
G M Wilson °
* British
#
Ghanaian Canadian
** Peruvian ° Independent Director
· Non-independent Director

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 18 February 2010
GOLD FIELDS LIMITED
By:
Name:  Mr W J Jacobsz
Title:     Senior Vice President: Investor
             Relations and Corporate Affairs